Exhibit 2

CEMEX, S.A.B. DE C.V.

Separate Financial Statements

December 31, 2019, 2018 and 2017

(With Independent Auditor’s Report Thereon)

INDEX TO THE PARENT COMPANY-ONLY FINANCIAL STATEMENTS

CEMEX, S.A.B. de C.V. (Parent Company-only):

Income Statements for the years ended December 31, 2019, 2018 and 2017	1

Statements of Comprehensive (Loss) Income for the years ended December 31, 2019, 2018 and 2017	2

Statements of Financial Position as of December 31, 2019 and 2018	3

Statements of Cash Flows for the years ended December 31, 2019, 2018 and 2017	4

Statements of Changes in Stockholders’ Equity for the years ended December 31, 2019, 2018 and 2017	5

Notes to the Financial Statements	6

Independent Auditors’ Report – KPMG Cárdenas Dosal, S.C.

CEMEX, S.A.B. DE C.V. (PARENT COMPANY-ONLY)

Income Statements

(Millions of Mexican pesos)

		Years ended December 31,
	Notes	2019	2018 *	2017 *
Revenues	2.1, 2.13	$56,087	64,705	58,543
Cost of sales	2.14	(26,054)	(27,592)	(24,093)
Operating expenses	2.14, 4	(20,360)	(21,619)	(19,304)

Operating earnings before other (expenses) income, net		9,673	15,494	15,146
Other (expenses) income, net	5	(953)	38	(1,391)

Operating earnings		8,720	15,532	13,755
Financial expense	16	(12,859)	(15,537)	(17,840)
Financial income and other items, net.	6.2	3,171	4,348	3,772
Foreign exchange results		605	2,850	(4,593)
Share of profit of equity accounted investees	12	3,846	2,915	18,561

Net income before income tax		3,483	10,108	13,655
Income tax	18	(571)	134	1,194

NET INCOME		$2,912	10,242	14,849

The accompanying notes are part of these Parent Company-only financial statements.

*	The CEMEX, S.A.B. de C.V.’s comparative financial statements were re-presented, see note 2.1 for a description of principal changes.

CEMEX, S.A.B. DE C.V. (PARENT COMPANY-ONLY)

Statements of Comprehensive (Loss) Income

(Millions of Mexican pesos)

		Years ended December 31,
	Notes	2019	2018 *	2017 *
NET INCOME		$2,912	10,242	14,849
Items that will be reclassified subsequently to the income statement
Derivative financial instruments designated as cash flow hedges	16.4	(503)	(364)	—
Items that will not be reclassified subsequently to the income statement
Currency translation effects	2.3	(6,748)	1,753	(8,887)
Derivative financial instruments designated as net investment hedge	16.4	(2,438)	(1,157)	110
Income tax recognized directly in other comprehensive income	18.2	703	381	(33)

Total items of other comprehensive income for the period		(8,986)	613	(8,810)

TOTAL COMPREHENSIVE (LOSS) INCOME		$(6,074)	10,855	6,039

The accompanying notes are part of these Parent Company-only financial statements.

*	The CEMEX, S.A.B. de C.V.’s comparative financial statements were re-presented, see note 2.1 for a description of principal changes.

CEMEX, S.A.B. DE C.V. (PARENT COMPANY-ONLY)

Statements of Financial Position

(Millions of Mexican pesos)

		December 31,
	Notes	2019	2018 *
ASSETS
CURRENT ASSETS
Cash and cash equivalents	7	$4,680	670
Trade accounts receivable, net	8	3,866	3,981
Other accounts receivable	9	1,093	1,075
Inventories	10	3,471	4,183
Accounts receivable from related parties	17.1	973	1,724
Other current assets	11	341	24

Total current assets		14,424	11,657

NON-CURRENT ASSETS
Equity accounted investees	12.2	361,399	417,292
Other investments and non-current accounts receivable	13	1,871	1,577
Accounts receivable from related-parties long term	17.1	5	42
Property, machinery and equipment, net and assets for the right-of-use, net	14	50,363	14,924
Deferred income tax assets	18.2	—	1,333

Total non-current assets		413,638	435,168

TOTAL ASSETS		$428,062	446,825

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term debt	16.1	$917	570
Other financial obligations	16.2	12,488	2,420
Trade payables		9,036	8,648
Short-term accounts payable to related parties	17.1	66,715	75,230
Other current liabilities	15	6,179	5,410

Total current liabilities		95,335	92,278

NON-CURRENT LIABILITIES
Long-term debt	16.1	147,467	144,650
Other financial obligations	16.2	2,599	11,148
Long-term accounts payable to related parties	17.1	33	10,083
Tax payable and other long-term liabilities	18.1	6,292	2,356

Total non-current liabilities		156,391	168,237

TOTAL LIABILITIES		251,726	260,515

STOCKHOLDERS’ EQUITY
Common stock and additional paid-in capital	19.1	146,097	145,322
Other equity reserves	2.12	1,534	12,284
Retained earnings	19.2	28,705	28,704

TOTAL STOCKHOLDERS’ EQUITY		176,336	186,310

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		$428,062	446,825

The accompanying notes are part of these Parent Company-only financial statements.

*	The CEMEX, S.A.B. de C.V.’s comparative financial statements were re-presented, see note 2.1 for a description of principal changes.

CEMEX, S.A.B. DE C.V. (PARENT COMPANY-ONLY)

Statements of Cash Flows

(Millions of Mexican pesos)

		Years ended December 31,
	Notes	2019	2018 *	2017 *
OPERATING ACTIVITIES
Net income		$2,912	10,242	14,849
Non-cash items:
Depreciation of property, machinery and equipment	4, 14	4,086	2,233	2,329
Share of profit of equity accounted investees	12	(3,846)	(2,915)	(18,561)
Financial items, net		9,083	8,339	18,661
Income taxes	18.1	571	(134)	(1,194)
Results from the sale of assets	5	(100)	(36)	(41)
Changes in working capital, excluding income taxes		7,467	15,398	7,231

Net cash flow provided by operating activities before financial expense and income taxes		20,173	33,127	23,274
Financial expense paid		(11,713)	(12,152)	(12,354)
Income taxes paid	18.1	(595)	(989)	(636)

Net cash flows provided by operating activities		7,865	19,986	10,284

INVESTING ACTIVITIES
Equity accounted investees	12	(4,612)	(374)	(375)
Disposal of equity accounted investees	12	—	11	7,106
Financial instruments	16.1	—	—	(942)
Property, machinery and equipment	14	(410)	106	(216)

Net cash flows (used in) provided by investing activities		(5,022)	(257)	5,573

FINANCING ACTIVITIES
Dividends paid	19.1	(2,864)	—	—
Long-term related parties, net	17.1	(2,165)	(2,217)	(1,934)
Derivative financial instruments	16.4	(1,084)	392	315
Proceeds from (repayment of) debt, net	16	9,588	(8,885)	(12,180)
Other financial obligations, net	16.2	(789)	(7,041)	(216)
Repurchase of shares under program	19.1	(989)	(1,520)	—
Securitization of trade accounts receivable	16.2	—	128	1,100
Other financial expenses paid in cash	16	(530)	(583)	(2,627)

Net cash flows provided by (used in) financing activities		1,167	(19,726)	(15,542)

Increase in cash and cash equivalents		4,010	3	315
Cash and cash equivalents at beginning of period		670	667	352

CASH AND CASH EQUIVALENTS AT END OF PERIOD	7	$4,680	670	667

Changes in working capital, excluding income taxes:
Trade accounts receivable, net	8	$115	12	(264)
Other accounts receivable	9	(18)	267	(395)
Inventories	10	712	(695)	250
Short-term related parties, net	17.1	5,501	15,208	5,868
Trade payables		388	1,211	1,796
Other current liabilities	15	769	(605)	(24)

Changes in working capital, excluding income taxes		$7,467	15,398	7,231

The accompanying notes are part of these Parent Company-only financial statements.

*	The CEMEX, S.A.B. de C.V.’s comparative financial statements were re-presented, see note 2.1 for a description of principal changes.

CEMEX, S.A.B. DE C.V. (PARENT COMPANY-ONLY)

Statements of Changes in Stockholders’ Equity

(Millions of Mexican pesos)

	Notes	Common stock	Additional paid-in capital	Other equity reserves	Retained earnings	Total stockholders’ equity
Balance as of December 31, 2016 *		$4,162	123,174	24,794	15,643	167,773
Effects from adoption of IFRS 16	2.1	—	—	—	(2,155)	(2,155)

Balance as of January 1, 2017 *		4,162	123,174	24,794	13,488	165,618
Comprehensive income, net		—	—	(8,810)	14,849	6,039
Capitalization of retained earnings	19.1	5	9,459	—	(9,464)	—
Effects of early conversion of convertible subordinated notes	16.2	4	7,059	(1,334)	—	5,729
Share-based compensation	19.1	—	791	(791)	—	—

Balance as of December 31, 2017 *		$4,171	140,483	13,859	18,873	177,386
Effects from adoption of IFRS 9	2.1, 8	—	—	—	(411)	(411)
Comprehensive income, net		—	—	613	10,242	10,855
Share–based compensation	19.1	—	668	(668)	—	—
Own shares purchased under share repurchase program	19.1	—	—	(1,520)	—	(1,520)

Balance as of December 31, 2018 *		$4,171	141,151	12,284	28,704	186,310
Comprehensive income, net		—	—	(8,986)	2,912	(6,074)
Dividends	19.1	—	—	—	(2,911)	(2,911)
Effects of mandatorily convertible securities	16.2	2	1,969	(1,971)	—	—
Share-based compensation	19.1	—	324	(324)	—	—
Own shares purchased under share repurchase program	19.1	(1)	(1,519)	531	—	(989)

Balance as of December 31, 2019		$4,172	141,925	1,534	28,705	176,336

The accompanying notes are part of these Parent Company-only financial statements.

*	The CEMEX, S.A.B. de C.V.’s comparative financial statements were re-presented, see note 2.1 for a description of principal changes.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2019, 2018 and 2017

(Millions of Mexican pesos)

1)	DESCRIPTION OF BUSINESS

CEMEX, S.A.B. de C.V., founded in 1906, is a publicly traded variable stock corporation (sociedad anónima bursátil de capital variable) organized under the laws of the United Mexican States, or Mexico, and is a holding company (parent) of entities whose main activities are oriented to the construction industry, through the production, marketing, sale and distribution of cement, ready-mix concrete, aggregates and other construction materials and services. In addition, CEMEX, S.A.B. de C.V. carries out substantially all businesses and operational activities in Mexico.

The shares of CEMEX, S.A.B. de C.V. are listed on the Mexican Stock Exchange (“MSE”) as Ordinary Participation Certificates (“CPOs”) under the symbol “CEMEXCPO”. Each CPO represents two series “A” shares and one series “B” share of common stock of CEMEX, S.A.B. de C.V. In addition, CEMEX, S.A.B. de C.V.’s shares are listed on the New York Stock Exchange (“NYSE”) as American Depositary Shares (“ADSs”) under the symbol “CX.” Each ADS represents ten CPOs.

The terms “CEMEX, S.A.B. de C.V.” and/or the “Parent Company” used in these accompanying notes to the financial statements refer to CEMEX, S.A.B. de C.V. without its consolidated subsidiaries. The terms the “Company” or “CEMEX” refer to CEMEX, S.A.B. de C.V. together with its consolidated subsidiaries. The issuance of these financial statements was authorized by the Board of Directors of CEMEX, S.A.B. de C.V. on February 5, 2020 considering the favorable recommendation of its Audit Committee. These financial statements will be submitted for authorization to the Annual General Ordinary Shareholders’ Meeting of the Parent Company on March 26, 2020.

2)	SIGNIFICANT ACCOUNTING POLICIES

2.1)	BASIS OF PRESENTATION AND DISCLOSURE

CEMEX, S.A.B. de C.V.’s financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017, were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Separate financial statements

The parent company-only financial statements of CEMEX, S.A.B. de C.V. presented herein constitute the separate financial statements of a parent company as defined by International Accounting Standard 27 - Separate Financial Statements (“IAS 27”). Separate Financial Statements reflect the Parent Company’s unconsolidated financial position, financial performance and cash flows as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017.

Presentation currency and definition of terms

During the reported periods, the presentation currency of the financial statements was the Mexican peso. When reference is made to pesos or “$” it means Mexican pesos. The amounts in the financial statements and the accompanying notes are stated in millions, except when references are made to earnings per share and/or prices per share. When reference is made to “US$” or “dollars”, it means dollars of the United States of America (“United States”). When reference is made to “€” or “euros,” it means the currency in circulation in a significant number of European Union (“EU”) countries.

When reference is made to “£” or “pounds”, it means British pounds sterling. When it is deemed relevant, certain amounts in foreign currency presented in the notes to the financial statements include between parentheses a convenience translation into dollars and/or into pesos, as applicable. Previously reported convenience translations of prior years are not restated unless the transaction is still outstanding, in which case those are restated using the closing exchange rates as of the reporting date. These translations should not be construed as representations that the amounts in pesos or dollars, as applicable, represent those peso or dollar amounts or could be converted into pesos or dollars at the rate indicated. As of December 31, 2019 and 2018, translations of pesos into dollars and dollars into pesos, were determined for statement of financial position amounts using the closing exchange rate of $18.92 and $19.65, respectively, and for income statements amounts, using the average exchange rates of $19.35, $19.26 and $18.88 pesos per dollar for 2019, 2018 and 2017, respectively. When the amounts between parentheses are the peso and the dollar, the amounts were determined by translating the euro amount into dollars using the closing exchange rates at year-end and then translating the dollars into pesos as previously described.

Income statements

CEMEX, S.A.B de C.V. includes the line item titled “Operating earnings before other (expenses) income, net” considering that it is a relevant operating measure for CEMEX, S.A.B de C.V.’s management. The line item “Other (expenses) income, net” consists primarily of revenues and expenses not directly related to CEMEX, S.A.B de C.V.’s primary activities, including impairment losses of long-lived assets, gains or losses on disposal of assets, among others (note 5). Under IFRS, the inclusion of certain subtotals such as “Operating earnings before other (expenses) income, net” and the display of the income statement vary significantly by industry and company according to specific needs.

Considering that it is an indicator of CEMEX, S.A.B de C.V.’s ability to internally fund capital expenditures and to measure its ability to service or incur debt under its financing agreements, for purposes of note 16.1, CEMEX, S.A.B de C.V. presents “Operating EBITDA” (operating earnings before other (expenses) income, net, plus depreciation and amortization). This is not an indicator of CEMEX, S.A.B de C.V.’s financial performance, an alternative to cash flows, a measure of liquidity or comparable to other similarly titled measures of other companies. In addition, this indicator is used by CEMEX, S.A.B de C.V.’s management for decision-making purposes.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2019, 2018 and 2017

(Millions of Mexican pesos)

Statements of cash flows

During 2019, except for the cash and cash equivalents received and disclosed in the statements of cash flows, the effects of the corporate reorganization as described in note 12.1, did not represent sources or uses of cash in the operating, investing or financing activities. In addition, the statements of cash flows exclude the following transactions that did not represent sources or uses of cash:

Financing activities:

•	In 2019, 2018 and 2017, the increases in other financing obligations in connection with lease contracts negotiated during those years for $576, $740 and $329, respectively (note 16.2);

•

In 2017, in connection with the capitalization of retained earnings, the increases in common stock and associated additional paid-in capital against retained earnings of $9,464; and in connection with the CPOs issued as part of the executive share-based compensation programs, the total increases in equity of $324 in 2019, $668 in 2018 and $791 in 2017; (note 19.1); and

•

In 2017, in connection with the early conversion of part of the 2018 optional convertible subordinated notes, the decrease in debt of $5,468, the net decrease in other equity reserves of $1,334, the increase in common stock of $4 and the increase in additional paid-in capital of $7,059; (note 16.2);

Investing activities:

•

In 2019, 2018 and 2017, in connection with the leases negotiated during the year, the decreases in assets for the right-of-use related to lease contracts for $7,344 (US$338), $1,516 (US$77) and $1,276 (US$65), respectively (note 14.2).

Newly issued IFRS adopted in the reported periods

IFRS 16, Leases (“IFRS 16”) (notes 2.8, 14.2 and 16.2)

Beginning January 1, 2019, IFRS 16 superseded all existing guidance related to lease accounting including IAS 17, Leases and introduced a single lessee accounting model that requires a lessee to recognize, for all leases, allowing exemptions in the case of leases with a term of less than 12 months or when the underlying asset is of low value, assets for the right-of-use of the underlying asset against a corresponding financial liability, representing the net present value of estimated lease payments under the contract. Under this model, the lessee recognizes in the income statement depreciation of the asset for the right-of-use and interest on the lease liability. After concluding the inventory and measurement of its leases, CEMEX, S.A.B de C.V. adopted IFRS 16 using the full retrospective approach by means of which it determined an opening cumulative effect in its statement of financial position as of January 1, 2017, that is at the beginning of the oldest comparative period.

The effects of IFRS 16 in the Parent Company’s opening statement of financial position as of January 1, 2017 were as follows:

	As of January 1, 2017	IFRS 16 adoption	As of January 1, 2017
Condensed Statement of Financial Position	Original	adjustments	Re-presented
Total current assets	$14,733	—	14,733
Property, machinery and equipment, net and assets for the right-of-use, net	3,473	14,178	17,651
Deferred income tax assets	—	206	206
Other items of non-current assets	422,255	(1,275)	420,980

Total non-current assets	425,728	13,109	438,837

TOTAL ASSETS	$440,461	13,109	453,570

Short-term other financial obligations	$811	73	884
Short-term accounts payable to related parties	58,740	1,660	60,400
Other items of current liabilities	12,411	—	12,411

Total current liabilities	71,962	1,733	73,695
Long-term other financial obligations	24,681	313	24,994
Long-term accounts payable to related parties	802	13,390	14,192
Deferred income tax liabilities	172	(172)	—
Other items of non-current liabilities	175,071	—	175,071

Total non-current liabilities	200,726	13,531	214,257

TOTAL LIABILITIES	272,688	15,264	287,952

Retained earnings [1]	15,643	(2,155)	13,488
Other items of stockholders’ equity	152,130	—	152,130

TOTAL STOCKHOLDERS’ EQUITY	167,773	(2,155)	165,618

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$440,461	13,109	453,570

1

The initial effect refers to a temporary difference between the straight-line amortization expense of the right-of-use asset against the amortization of the financial liability under the effective interest rate method since origination of the contracts. This difference will reverse over the remaining term of the contracts.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2019, 2018 and 2017

(Millions of Mexican pesos)

IFRS 16 - Continued

Moreover, resulting from the adoption of IFRS 16, CEMEX, S.A.B de C.V. re-presented its previously reported statement of financial position as of December 31, 2018, as follows:

	As of December 31, 2018	IFRS 16	As of December 31, 2018
Condensed Statement of Financial Position	Original	adjustments	Re-presented
Total current assets	$11,657	—	11,657
Property, machinery and equipment, net and assets for the right-of-use, net	3,599	11,325	14,924
Deferred income tax assets	812	521	1,333
Other items of non-current assets	420,036	(1,125)	418,911

Total non-current assets	424,447	10,721	435,168

TOTAL ASSETS	$436,104	10,721	446,825

Short-term other financial obligations	$2,179	241	2,420
Short-term accounts payable to related parties	73,210	2,020	75,230
Other items of current liabilities	14,628	—	14,628

Total current liabilities	90,017	2,261	92,278

Long-term other financial obligations	10,213	935	11,148
Long-term accounts payable to related parties	218	9,865	10,083
Other items of non-current liabilities	147,006	—	147,006

Total non-current liabilities	157,437	10,800	168,237

TOTAL LIABILITIES	247,454	13,061	260,515

Retained earnings	31,459	(2,755)	28,704
Other items of stockholders’ equity	157,191	415	157,606

TOTAL STOCKHOLDERS’ EQUITY	188,650	(2,340)	186,310

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$436,104	10,721	446,825

In addition, resulting from the adoption of IFRS 16, CEMEX, S.A.B de C.V. re-presented its previously reported income statements and statements of cash flows for the years ended December 31, 2018 and 2017, as follows:

	For the years ended December 31,
Condensed income statements	2018 Original	IFRS 16 effects	2018 Re-presented	2017 Original	IFRS 16 effects	2017 Re-presented
Revenues	$64,705	—	64,705	58,543	—	58,543
Cost of sales	(28,928)	1,336	(27,592)	(25,287)	1,194	(24,093)
Operating expenses	(21,621)	2	(21,619)	(19,305)	1	(19,304)
Other income (expenses), net	38	—	38	(1,391)	—	(1,391)
Financial expense	(12,464)	(3,073)	(15,537)	(15,126)	(2,714)	(17,840)
Other items, net	9,124	989	10,113	17,052	688	17,740

Earnings before income tax	10,854	(746)	10,108	14,486	(831)	13,655
Income tax	(387)	521	134	738	456	1,194

NET INCOME	$10,467	(225)	10,242	15,224	(375)	14,849

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2019, 2018 and 2017

(Millions of Mexican pesos)

IFRS 16 - Continued

	For the years ended December 31,
	2018	IFRS 16	2018	2017	IFRS 16	2017
Condensed statements of cash flows	Original	effects	Re-presented	Original	effects	Re-presented
OPERATING ACTIVITIES
Net income from continuing operations	$10,467	(225)	10,242	15,224	(375)	14,849
Non-cash items:
Depreciation and amortization of assets	65	2,168	2,233	269	2,060	2,329
Other non-cash items	3,691	1,563	5,254	(2,705)	1,570	(1,135)
Changes in working capital, excluding income taxes	16,422	(1,024)	15,398	7,524	(293)	7,231

Net cash flows provided by operations before financial expense and income taxes	30,645	2,482	33,127	20,312	2,962	23,274
Interest on debt paid	(12,065)	(87)	(12,152)	(12,287)	(67)	(12,354)
Income taxes paid	(989)	—	(989)	(636)	—	(636)

Net cash flows provided by (used in) operating activities	17,591	2,395	19,986	7,389	2,895	10,284

INVESTING ACTIVITIES
Property, machinery and equipment and assets for the right-of-use, net	106	—	106	(216)	—	(216)
Other items of investing activities	(363)	—	(363)	5,789	—	5,789

Net cash flows (used in) provided by investing activities	(257)	—	(257)	5,573	—	5,573

FINANCING ACTIVITIES
Other financial obligations, net	(6,665)	(376)	(7,041)	—	—	—
Other items of financing activities	(10,666)	(2,019)	(12,685)	(12,647)	(2,895)	(15,542)

Net cash flows used in financing activities	(17,331)	(2,395)	(19,726)	(12,647)	(2,895)	(15,542)

Increase in cash and cash equivalents from operations	3	—	3	315	—	315
Cash and cash equivalents at beginning of period	667	—	667	352	—	352

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$670	—	670	667	—	667

IFRS 9, Financial Instruments: classification and measurement (“IFRS 9”)

CEMEX, S.A.B de C.V. adopted IFRS 9 beginning January 1, 2018, which sets forth the guidance relating to the classification and measurement of financial assets and financial liabilities, the accounting for expected credit losses of financial assets and commitments to extend credits, as well as the requirements for hedge accounting; and replaced IAS 39, Financial instruments: recognition and measurement (“IAS 39”). CEMEX, S.A.B de C.V. applied IFRS 9 prospectively. CEMEX, S.A.B de C.V.’s accounting policies were changed to comply with IFRS 9.

Among other aspects of presentation that had no impact on the valuation or the book value of CEMEX, S.A.B de C.V.’s financial assets and liabilities and therefore on the retained earnings of CEMEX, S.A.B de C.V., regarding the new impairment model under IFRS 9 based on expected credit losses, impairment losses for the entire lifetime of financial assets, including trade accounts receivable, are recognized on initial recognition of the asset, and in each subsequent reporting period, even in the absence of a credit event or if a loss has not yet been incurred, considering for their measurement the history of credit losses and current conditions, as well as reasonable and supportable forecasts affecting collectability. CEMEX, S.A.B de C.V. developed an expected credit loss model applicable to its trade accounts receivable that considers the historical performance and economic environment, as well as the credit risk and expected developments for each group of customers and applied the simplified approach upon adoption of IFRS 9. The effects of the adoption of IFRS 9 on January 1, 2018 related to the expected credit loss model represented an increase in the allowance for expected credit losses of $29 recognized against retained earnings, net of a deferred income tax asset of $8. The balances of such allowance for expected credit losses and deferred tax assets increased from the reported amounts as of December 31, 2017 of $109 and $754, respectively, to $138 and $762 as of January 1, 2018, respectively, after the effects of adoption.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2019, 2018 and 2017

(Millions of Mexican pesos)

Other newly issued IFRS adopted during the reported periods

In addition, there were other new standards, interpretations and standard amendments adopted as of January 1, 2019 prospectively, that did not result in any material impact on CEMEX, S.A.B de C.V.’s results or financial position, and which are explained as follows:

Standard	Main topic

IFRIC 23, Uncertainty over income tax treatments	When an entity concludes that it is not probable that a particular tax treatment is accepted, the decision should be based on which method provides better predictions of the resolution of the uncertainty.

Amendments to IAS 28, Long-term interests in associates and joint ventures	The amendment clarifies that IFRS 9, including its impairment requirements, applies to long-term interests.

Amendments to IAS 12, Income taxes	Clarify that an entity should recognize the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognized the transactions that generated the distributable profits.

Amendments to IAS 23, Borrowing costs	Clarify that if any specific borrowing remains outstanding after the related asset is ready for its intended use or sale, that borrowing becomes part of the funds that an entity borrows generally when calculating the capitalization rate on general borrowings.

Amendments to IFRS 9 – Prepayment Features with Negative Compensation	Clarify that financial assets with prepayment features with negative compensation do not automatically fail to meet the ‘solely payments of principal and interest’ condition.

IFRS 11, Joint Arrangements – Previously held Interests in a joint operation	Clarify that a party that participates in, but does not have joint control of, a joint operation does not remeasure its previously held interest in the joint operation when it obtains joint control.

2.2)	USE OF ESTIMATES AND CRITICAL ASSUMPTIONS

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements; as well as the reported amounts of revenues and expenses during the period. These assumptions are reviewed on an ongoing basis using available information. Actual results could differ from these estimates. The items subject to significant estimates and assumptions by management include impairment tests of long-lived assets, recognition of deferred income tax assets, as well as the measurement of financial instruments at fair value. Significant judgment is required by management to appropriately assess the amounts of these concepts.

2.3)	FOREIGN CURRENCY TRANSACTIONS

Transactions denominated in foreign currencies are recorded in the functional currency at the exchange rates prevailing on the dates of their execution. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the statement of financial position date, and the resulting foreign exchange fluctuations are recognized in earnings, except for exchange fluctuations arising from: 1) foreign currency indebtedness associated with the acquisition of foreign entities; and 2) fluctuations associated with related parties’ balances denominated in foreign currency, whose settlement is neither planned nor likely to occur in the foreseeable future and as a result, such balances are of a permanent investment nature. These fluctuations are recorded against “Other equity reserves”, as part of the foreign currency translation adjustment (note 2.12) until the disposal of the foreign net investment, at which time, the accumulated amount is recognized through the income statement as part of the gain or loss on disposal.

The financial statements of foreign subsidiaries, as determined using their respective functional currency, are translated to U.S. dollars and then to pesos at the closing exchange rate for statement of financial position accounts and at the closing exchange rates of each month within the period for income statement accounts. The functional currency is that in which each consolidated entity primarily generates and expends cash. The corresponding translation effect is included within “Other equity reserves” and is presented in the statement of other comprehensive income for the period as part of the foreign currency translation adjustment (note 2.12) until the disposal of the net investment in the foreign subsidiary.

Considering its integrated activities, for purposes of functional currency, the Parent Company is considered to have two divisions, one related with its financial and holding company activities, in which the functional currency is the dollar for all assets, liabilities and transactions associated with these activities, and another division related with the Parent Company’s operating activities in Mexico, in which the functional currency is the peso for all assets, liabilities and transactions associated with these activities.

The most significant closing exchange rates for statement of financial position accounts and the approximate average exchange rates (as determined using the closing exchange rates of each month within the period) for income statement accounts for the primary functional currencies to the Mexican peso as of December 31, 2019, 2018 and 2017, were as follows:

	2019		2018		2017
Currency	Closing	Average	Closing	Average	Closing	Average
Dollar	18.92	19.35	19.65	19.26	19.65	18.88
Euros	21.2179	21.6417	22.5169	22.7036	23.5866	21.4122
British Pound Sterling	25.0596	24.7084	25.0557	25.6059	26.5361	24.4977

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2019, 2018 and 2017

(Millions of Mexican pesos)

2.4)	CASH AND CASH EQUIVALENTS (note 7)

The balance in this caption is comprised of available amounts of cash and cash equivalents, mainly represented by highly-liquid short-term investments, which are readily convertible into known amounts of cash, and which are not subject to significant risks of changes in their values, including overnight investments, which yield fixed returns and have maturities of less than three months from the investment date. These fixed-income investments are recorded at cost plus accrued interest. Accrued interest is included in the income statement as part of “Financial income and other items, net.”

To the extent that any restriction will be lifted in less than three months from the statement of financial position reporting date, the amount of cash and cash equivalents in the statement of financial position includes restricted cash and investments, when applicable, comprised of deposits in margin accounts that guarantee certain of CEMEX, S.A.B de C.V.’s obligations, except when contracts contain provisions for net settlement, in which case, these restricted amounts of cash and cash equivalents are offset against the liabilities that CEMEX, S.A.B de C.V. has with its counterparties. When the restriction period is greater than three months, any restricted balance of cash and investments is not considered cash equivalents and is included within short-term or long-term “Other accounts receivable,” as appropriate.

2.5)	FINANCIAL INSTRUMENTS

Classification and measurement of financial instruments

The financial assets that meet both of the following conditions and are not designated as at fair value through profit or loss: a) are held within a business model whose objective is to hold assets to collect contractual cash flows, and b) its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, are classified as “Held to collect” and measured at amortized cost. Amortized cost represents the net present value (“NPV”) of the consideration receivable or payable as of the transaction date. This classification of financial assets comprises the following captions:

•	Cash and cash equivalents (notes 2.4 and 7).

•

Trade receivables, other current accounts receivable and other current assets (notes 8, 9 and 11). Due to their short-term nature, CEMEX, S.A.B de C.V. initially recognizes these assets at the original invoiced or transaction amount less expected credit losses, as explained below.

•

Trade receivables sold under securitization programs, in which certain residual interest and continued involvement in the trade receivables sold is maintained in the case of failure to collect, do not qualify for derecognition and are maintained in the statement of financial position (notes 8 and 16.2).

•	Investments and non-current accounts receivable (note 13). Subsequent changes in effects from amortized cost are recognized in the income statement as part of “Financial income and other items, net”.

Certain strategic investments are measured at fair value through other comprehensive income within “Other equity reserves” (notes 2.12 and 13). CEMEX, S.A.B de C.V. does not maintain financial assets “Held to collect and sell” whose business model has the objective of collecting contractual cash flows and then selling those financial assets.

The financial assets that are not classified as “Held to collect” or that do not have strategic characteristics fall into the residual category of held at fair value through the income statement as part of “Financial income and other items, net,” (notes 6.2 and 13).

Debt instruments and other financial obligations are classified as “Loans” and measured at amortized cost (notes 16.1 and 16.2). Interest accrued on financial instruments is recognized within “Other current liabilities” against financial expense. During the reported periods, CEMEX, S.A.B de C.V. did not have financial liabilities voluntarily recognized at fair value or associated with fair value hedge strategies with derivative financial instruments.

Derivative financial instruments are recognized as assets or liabilities in the statement of financial position at their estimated fair values, and the changes in such fair values are recognized in the income statement within “Financial income and other items, net” for the period in which they occur, except in the case of hedging instruments as described below (notes 6.2 and 16.4).

Impairment of financial assets

Impairment losses of financial assets, including trade accounts receivable, are recognized using the expected credit loss model (“ECL”) for the entire lifetime of such financial assets on initial recognition, and at each subsequent reporting period, even in the absence of a credit event or if a loss has not yet been incurred, considering for their measurement past events and current conditions, as well as reasonable and supportable forecasts affecting collectability. For purposes of the ECL model of trade accounts receivable, CEMEX, S.A.B de C.V. segments its accounts receivable in a matrix by country, type of client or homogeneous credit risk and days past due and determines for each segment an average rate of ECL, considering actual credit loss experience over the last 24 months and analyses of future delinquency, that is applied to the balance of the accounts receivable. The average ECL rate increases in each segment of days past due until the rate is 100% for the segment of 365 days or more past due.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2019, 2018 and 2017

(Millions of Mexican pesos)

Costs incurred in the issuance of debt or borrowings

Direct costs incurred in debt issuances or borrowings, as well as debt refinancing or non-substantial modifications to debt agreements that did not represent an extinguishment of debt by considering that the holders and the relevant economic terms of the new instrument are not substantially different from the replaced instrument, adjust the carrying amount of the related debt and are amortized as interest expense using the effective interest rate of each instrument over its maturity. These costs include commissions and professional fees. Costs incurred in the extinguishment of debt, as well as debt refinancing or modifications to debt agreements, when the new instrument is substantially different from the old instrument according to a qualitative and quantitative analysis, are recognized in the income statement as incurred.

Leases (notes 2.8, 14 and 16.2)

As mentioned in note 2.1, CEMEX, S.A.B de C.V. adopted IFRS 16 beginning January 1, 2019 using the full retrospective approach. At the inception of a lease contract, CEMEX, S.A.B de C.V. assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period in exchange for consideration. CEMEX, S.A.B de C.V. uses the definition of a lease in IFRS 16 to assess whether a contract conveys the right to control the use of an identified asset.

Based on IFRS 16, leases are recognized as financial liabilities against assets for the right-of-use, measured at their commencement date as the net present value (“NPV”) of the future contractual fixed payments, using the interest rate implicit in the lease or, if that rate cannot be readily determined, CEMEX, S.A.B de C.V.’s incremental borrowing rate. CEMEX, S.A.B de C.V. determines its incremental borrowing rate by obtaining interest rates from its external financing sources and makes certain adjustments to reflect the term of the lease, the type of the asset leased and the economic environment in which the asset is leased.

CEMEX, S.A.B de C.V. does not separate the non-lease component from the lease component included in the same contract. Lease payments included in the measurement of the lease liability comprise contractual rental fixed payments, less incentives, fixed payments of non-lease components and the value of a purchase option, to the extent that option is highly probable to be exercised or is considered a bargain purchase option. Interest incurred under the financial obligations related to lease contracts is recognized as part of the “Financial expense” line item in the income statement.

At commencement date or upon modification of a contract that contains a lease component, CEMEX, S.A.B de C.V. allocates the consideration in the contract to each lease component based on their relative stand-alone prices. CEMEX, S.A.B de C.V. applies the recognition exception for lease terms of 12 months or less and contracts of low-value assets and recognizes the lease payment of these leases as rental expense in the income statement over the lease term. CEMEX, S.A.B de C.V. defined the lease contracts related to office and computer equipment as low-value assets.

The lease liability is amortized using the effective interest method as payments are incurred and is remeasured when: a) there is a change in future lease payments arising from a change in an index or rate, b) if there is a change in the amount expected to be payable under a residual guarantee, c) if the Parent Company changes its assessment of whether it will exercise a purchase, extension or termination option, or d) if there is a revised in-substance fixed lease payment. When the lease liability is remeasured, an adjustment is made to the carrying amount of the asset for the right-of-use or is recognized within “Financial income and other items, net” if such asset has been reduced to zero.

Financial instruments with components of both liabilities and equity (note 16.2)

Financial instruments that contain components of both liability and equity, such as notes convertible into a fixed number of the issuer’s shares and denominated its same functional currency, are accounted for by each component being recognized separately in the statement of financial position according to the specific characteristics of each transaction. In the case of instruments mandatorily convertible into shares of the issuer, the liability component represents the NPV of interest payments on the principal amount using a market interest rate, without assuming early conversion, and is recognized within “Other financial obligations,” whereas the equity component represents the difference between the principal amount and the liability component, and is recognized within “Other equity reserves”, net of commissions. In the case of instruments that are optionally convertible into a fixed number of shares, the equity component represents the difference between the total proceeds received for issuing the financial instruments and the fair value of the financial liability component (note 16.2). When the transaction is denominated in a currency other than the functional currency of the issuer, the conversion option is accounted for as a derivative financial instrument at fair value through the income statement.

Hedging instruments (note 16.4)

A hedging relationship is established to the extent the entity considers, based on the analysis of the overall characteristics of the hedging and hedged items, that the hedge will be highly effective in the future and the hedge relationship at inception is aligned with the entity’s reported risk management strategy (note 16.4). The accounting categories of hedging instruments are: a) cash flow hedge, b) fair value hedge of an asset or forecasted transaction, and c) hedge of a net investment in a subsidiary.

In cash flow hedges, the effective portion of changes in fair value of derivative instruments are recognized in stockholders’ equity within other equity reserves and are reclassified to earnings as the interest expense of the related debt is accrued, in the case of interest rate swaps, or when the underlying products are consumed in the case of contracts on the price of raw materials and commodities. In hedges of the net investment in foreign subsidiaries, changes in fair value are recognized in stockholders’ equity as part of the foreign currency translation gains and losses within other equity reserves (note 2.5), whose reversal to earnings would take place upon disposal of the foreign investment. During the reported periods, CEMEX, S.A.B de C.V. did not have derivatives designated as fair value hedges. Derivative instruments are negotiated with institutions with significant financial capacity; therefore, CEMEX, S.A.B de C.V. believes the risk of non-performance of the obligations agreed to by such counterparties to be minimal.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2019, 2018 and 2017

(Millions of Mexican pesos)

Embedded derivative financial instruments

CEMEX, S.A.B de C.V. reviews its contracts to identify the existence of embedded derivatives. Identified embedded derivatives are analyzed to determine if they need to be separated from the host contract and recognized in the statement of financial position as assets or liabilities, applying the same valuation rules used for other derivative instruments.

Put options granted for the purchase of non-controlling interests

Under IFRS 9, represent agreements by means of which a non-controlling interest has the right to sell, at a future date using a predefined price formula or at fair market value, its shares in a consolidated subsidiary. When the obligation should be settled in cash or through the delivery of another financial asset, an entity should recognize a liability for the NPV of the redemption amount as of the reporting date against the controlling interest within stockholders’ equity. A liability is not recognized under these agreements when the redemption amount is determined at fair market value at the exercise date and the entity has the election to settle using its own shares. As of December 31, 2019 and 2018, CEMEX, S.A.B de C.V. did not have written put options.

Fair value measurements (note 16.3)

Under IFRS, fair value represents an “Exit Value” which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, considering the counterparty’s credit risk in the valuation. The concept of Exit Value is premised on the existence of a market and market participants for the specific asset or liability. When there are no market and/or market participants willing to make a market, IFRS establishes a fair value hierarchy that gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are as follows:

•

Level 1.- represent quoted prices (unadjusted) in active markets for identical assets or liabilities that CEMEX, S.A.B de C.V. has the ability to access at the measurement date. A quote price in an active market provides the most reliable evidence of fair value and is used without adjustment to measure fair value whenever available.

•

Level 2.- are inputs other than quoted prices in active markets that are observable for the asset or liability, either directly or indirectly, and are used mainly to determine the fair value of securities, investments or loans that are not actively traded. Level 2 inputs included equity prices, certain interest rates and yield curves, implied volatility and credit spreads, among others, as well as inputs extrapolated from other observable inputs. In the absence of Level 1 inputs, CEMEX, S.A.B de C.V. determined fair values by iteration of the applicable Level 2 inputs, the number of securities and/or the other relevant terms of the contract, as applicable.

•

Level 3.- inputs are unobservable inputs for the asset or liability. CEMEX, S.A.B de C.V. used unobservable inputs to determine fair values, to the extent there are no Level 1 or Level 2 inputs, in valuation models such as Black-Scholes, binomial, discounted cash flows or multiples of Operative Ebitda, including risk assumptions consistent with what market participants would use to arrive at fair value.

2.6)	INVENTORIES (note 10)

Inventories are valued using the lower of cost or net realizable value. The cost of inventories is based on weighted average cost formula and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. CEMEX, S.A.B de C.V. analyzes its inventory balances to determine if, as a result of internal events, such as physical damage, or external events, such as technological changes or market conditions, certain portions of such balances have become obsolete or impaired. When an impairment situation arises, the inventory balance is adjusted to its net realizable value. In such cases, these adjustments are recognized against the results of the period. Advances to suppliers of inventory are presented as part of other current assets.

2.7)	EQUITY ACCOUNTED INVESTEES (note 12.2)

Investments in controlled entities and in entities over which CEMEX, S.A.B. de C.V. exercises significant influence, which are not classified as available for sale, are measured using the equity method.

2.8)	PROPERTY, MACHINERY AND EQUIPMENT AND RIGHT OF USE (note 14)

Property, machinery and equipment are recognized at their acquisition or construction cost, as applicable, less accumulated depreciation and accumulated impairment losses. Depreciation of property, machinery and equipment is recognized as part of cost and operating expenses (note 4) and is calculated using the straight-line method over the estimated useful lives of the assets, except for mineral reserves, which are depleted using the units-of-production method. As of December 31, 2019, the average useful lives by category of property, machinery and equipment, which are reviewed at each reporting date and adjusted if appropriate, were as follows:

Years
Administrative and industrial buildings	68
Machinery and equipment in plant	25
Ready-mix trucks and motor vehicles	10
Office equipment and other assets	5

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2019, 2018 and 2017

(Millions of Mexican pesos)

Property, machinery and equipment and right-of-use - Continued

Assets for the right-of-use related to leases are initially measured at cost, which comprises the initial amount of the lease liability adjusted by any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle, remove or restore the underlaying asset, less any lease incentives received. The asset for the right-of-use is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlaying asset to CEMEX, S.A.B de C.V. by the end of the lease term or if the cost of the asset for the right-of-use reflects that CEMEX, S.A.B de C.V. will exercise a purchase option. In that case the asset for the right-of-use would be depreciated over the useful life of the underlying asset, on the same basis as those of property, machinery and equipment. In addition, assets for the right-of-use may be reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

CEMEX, S.A.B de C.V. capitalizes, as part of the related cost of property, machinery and equipment, interest expense from existing debt during the construction or installation period of significant property, machinery and equipment, considering CEMEX, S.A.B de C.V.’s corporate average interest rate and the average balance of investments in process for the period.

All waste removal costs or stripping costs incurred in the operative phase of a surface mine in order to access the mineral reserves are recognized as part of the carrying amount of the related quarries. The capitalized amounts are further amortized over the expected useful life of exposed ore body based on the units of production method.

Costs incurred in respect of operating property, machinery and equipment that result in future economic benefits, such as an extension in their useful lives, an increase in their production capacity or in safety, as well as those costs incurred to mitigate or prevent environmental damage, are capitalized as part of the carrying amount of the related assets. The capitalized costs are depreciated over the remaining useful lives of such property, machinery and equipment. Periodic maintenance of property, machinery and equipment is expensed as incurred. Advances to suppliers of property, machinery and equipment are presented as part of other non-current accounts receivable.

2.9)	IMPAIRMENT OF LONG-LIVED ASSETS (notes 13 and 14)

Property, machinery and equipment, assets for the right-of-use and other investments

These assets are tested for impairment upon the occurrence of internal or external indicators of impairment, such as changes in CEMEX, S.A.B de C.V.’s operating business model or in technology that affect the asset, or expectations of lower operating results, to determine whether their carrying amounts may not be recovered. An impairment loss is recorded in the income statement for the period within “Other (expenses) income, net” for the excess of the asset’s carrying amount over its recoverable amount, corresponding to the higher of the fair value less costs to sell the asset, as generally determined by an external appraiser, and the asset’s value in use, the latter represented by the NPV of estimated cash flows related to the use and eventual disposal of the asset. The main assumptions utilized to develop estimates of NPV are a discount rate that reflects the risk of the cash flows associated with the assets and the estimations of generation of future income. Those assumptions are evaluated for reasonableness by comparing such discount rates to available market information and by comparing to third-party expectations of industry growth, such as governmental agencies or industry chambers.

Equity accounted investees

Equity accounted investees are tested for impairment when required due to significant adverse changes, by determining the recoverable amount of such investment, which consists of the higher of the investment in subsidiaries and associates’ fair value, less cost to sell and value in use, represented by the discounted amount of estimated future cash flows to be generated to which those net assets relate. CEMEX, S.A.B. de C.V. initially determines its discounted cash flows over periods of 5 to 10 years, depending on the economic cycle. If the value in use of the equity accounted investees is lower than its corresponding carrying amount, the Parent Company determines the fair value of its investment using methodologies generally accepted in the market to determine the value of entities, such as multiples of Operating EBITDA and by reference to other market transactions. An impairment loss is recognized within “Other (expenses) income, net”, if the recoverable amount is lower than the net book value of the investment.

2.10)	PROVISIONS (note 15)

CEMEX, S.A.B de C.V. recognizes provisions when it has a legal or constructive obligation resulting from past events, whose resolution would require cash outflows, or the delivery of other resources owned by the Parent Company. As of December 31, 2019 and 2018, some significant proceedings that gave rise to a portion of the carrying amount of CEMEX, S.A.B de C.V.’s other current and non-current liabilities and provisions are detailed in note 21.

Considering guidance under IFRS, CEMEX, S.A.B de C.V. recognizes provisions for levies imposed by governments when the obligating event or the activity that triggers the payment of the levy has occurred, as defined in the legislation.

Contingencies and commitments (notes 20 and 21)

Obligations or losses related to contingencies are recognized as liabilities in the statement of financial position only when present obligations exist resulting from past events that are probable to result in an outflow of resources and the amount can be measured reliably. Otherwise, a qualitative disclosure is included in the notes to the financial statements. The effects of long-term commitments established with third parties, such as supply contracts with suppliers or customers, are recognized in the financial statements on an incurred or accrued basis, after taking into consideration the substance of the agreements. Relevant commitments are disclosed in the notes to the financial statements. The Company recognizes contingent revenues, income or assets only when their realization is virtually certain.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2019, 2018 and 2017

(Millions of Mexican pesos)

2.11)	INCOME TAXES (note 18)

The effects reflected in the income statement for income taxes include the amounts incurred during the period and the amounts of deferred income taxes, determined according to the income tax law applicable, reflecting uncertainty in income tax treatments, if any. Deferred income taxes represent the addition of the amounts determined by applying the enacted statutory income tax rate to the total temporary differences resulting from comparing the book and taxable values of assets and liabilities, considering tax assets such as loss carryforwards and other recoverable taxes, to the extent that it is probable that future taxable profits will be available against which they can be utilized. The measurement of deferred income taxes at the reporting period reflects the tax consequences that follow the way in which CEMEX, S.A.B de C.V. expects to recover or settle the carrying amount of its assets and liabilities. Deferred income taxes for the period represent the difference between balances of deferred income taxes at the beginning and the end of the period. According to IFRS, all items charged or credited directly in stockholders’ equity or as part of other comprehensive income or loss for the period are recognized net of their current and deferred income tax effects. The effect of a change in enacted statutory tax rates is recognized in the period in which the change is officially enacted.

Deferred tax assets are reviewed at each reporting date and are reduced when it is not deemed probable that the related tax benefit will be realized, considering the aggregate amount of self-determined tax loss carryforwards that CEMEX, S.A.B de C.V. believes will not be rejected by the tax authorities based on available evidence and the likelihood of recovering them prior to their expiration through an analysis of estimated future taxable income. If it is probable that the tax authorities would reject a self-determined deferred tax asset, CEMEX, S.A.B de C.V. would decrease such asset. When it is considered that a deferred tax asset will not be recovered before its expiration, CEMEX, S.A.B de C.V. would not recognize such deferred tax asset. Both situations would result in additional income tax expense for the period in which such determination is made. In order to determine whether it is probable that deferred tax assets will ultimately be recovered, CEMEX, S.A.B de C.V. takes into consideration all available positive and negative evidence, including factors such as market conditions, industry analysis, expansion plans, projected taxable income, carryforward periods, current tax structure, potential changes or adjustments in tax structure, tax planning strategies, future reversals of existing temporary differences. Likewise, CEMEX, S.A.B de C.V. analyzes its actual results versus the Parent Company’s estimates, and adjusts, as necessary, its tax asset valuations. If actual results vary from CEMEX, S.A.B de C.V.’s estimates, the deferred tax asset and/or valuations may be affected, and necessary adjustments will be made based on relevant information in CEMEX, S.A.B de C.V.’s income statement for such period.

Based on IFRIC 23, Uncertainty over income tax treatments (“IFRIC 23”), the income tax effects from an uncertain tax position are recognized when it is probable that the position will be sustained based on its technical merits and assuming that the tax authorities will examine each position and have full knowledge of all relevant information. For each position probability is considered individually, regardless of its relationship to any other broader tax settlement. The probability threshold represents a positive assertion by management that CEMEX, S.A.B de C.V. is entitled to the economic benefits of a tax position. If a tax position is considered not probable of being sustained, no benefits of the position are recognized. Interest and penalties related to unrecognized tax benefits are recorded as part of the income tax in the income statements.

The effective income tax rate is determined dividing the line item “Income tax” by the line item “Net income before income tax.” This effective tax rate is further reconciled to CEMEX, S.A.B. de C.V.’s statutory tax rate applicable in Mexico (note 18).

2.12)	STOCKHOLDERS’ EQUITY

Common stock and additional paid-in capital (note 19.1)

These items represent the value of stockholders’ contributions, and include increases related to the capitalization of retained earnings and the recognition of executive compensation programs in CEMEX, S.A.B. de C.V.’s CPOs as well as decreases associated with the restitution of retained earnings.

Other equity reserves

Groups the cumulative effects of items and transactions that are, temporarily or permanently, recognized directly to stockholders’ equity, and includes comprehensive income, which reflects certain changes in stockholders’ equity that do not result from investments by owners and distributions to owners.

Items of “Other equity reserves” included within other comprehensive income:

•	The effective portion of the valuation and liquidation effects from derivative instruments under cash flow hedging relationships, which are recorded temporarily in stockholders’ equity (note 2.5);

•	Changes in fair value of other investments in strategic securities (note 2.5); and

•	Current and deferred income taxes during the period arising from items whose effects are directly recognized in stockholders’ equity.

Items of “Other equity reserves” not included in comprehensive income:

•

The equity component of securities which are mandatorily or optionally convertible into shares of the Parent Company (note 16.2). Upon conversion, this amount will be reclassified to common stock and additional paid-in capital; and

•	The cancellation of the Parent Company’s shares held by consolidated entities.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2019, 2018 and 2017

(Millions of Mexican pesos)

Retained earnings (note 19.2)

Retained earnings represent the cumulative net results of prior years, net of: a) dividends declared; b) capitalization of retained earnings; c) restitution of retained earnings when applicable; and d) cumulative effects from adoption of new IFRS.

2.13)	REVENUE RECOGNITION (note 3)

Revenue is recognized at a point in time or over time in the amount of the price, before tax on sales, expected to be received by CEMEX, S.A.B de C.V. for goods and services supplied as a result of its ordinary activities, as contractual performance obligations are fulfilled, and control of goods and services passes to the customer. Revenues are decreased by any trade discounts or volume rebates granted to customers.

Variable consideration is recognized when it is highly probable that a significant reversal in the amount of cumulative revenue recognized for the contract will not occur and is measured using the expected value or the most likely amount method, whichever is expected to better predict the amount based on the terms and conditions of the contract.

Revenue and costs from trading activities, in which CEMEX, S.A.B de C.V. acquires finished goods from a third party and subsequently sells the goods to another third-party, are recognized on a gross basis, considering that CEMEX, S.A.B de C.V. assumes ownership risks on the goods purchased, not acting as agent or broker.

When revenue is earned over time as contractual performance obligations are satisfied, which is the case of construction contracts, CEMEX, S.A.B de C.V. apply the stage of completion method to measure revenue, which represents: a) the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs; b) the surveys of work performed; or c) the physical proportion of the contract work completed, whichever better reflects the percentage of completion under the specific circumstances. Revenue related to such construction contracts is recognized in the period in which the work is performed by reference to the contract’s stage of completion at the end of the period, considering that the following have been defined: a) each party’s enforceable rights regarding the asset under construction; b) the consideration to be exchanged; c) the manner and terms of settlement; d) actual costs incurred and contract costs required to complete the asset are effectively controlled; and e) it is probable that the economic benefits associated with the contract will flow to the entity.

2.14)	COST OF SALES AND OPERATING EXPENSES (note 4)

Cost of sales represents the production cost of inventories at the moment of sale. Such cost of sales includes depreciation, amortization and depletion of assets involved in production, expenses related to storage in production plants and freight expenses of raw material in plants and delivery expenses of CEMEX, S.A.B de C.V.’s ready-mix concrete business.

Administrative expenses represent the expenses associated with personnel, services and equipment, including depreciation and amortization, related to managerial activities and back office for the Parent Company’s management.

Sales expenses represent the expenses associated with personnel, services and equipment, including depreciation and amortization, involved specifically in sales activities.

Distribution and logistics expenses refer to expenses of storage at points of sales, including depreciation and amortization, as well as freight expenses of finished products between plants and points of sale and freight expenses between points of sales and the customers’ facilities.

2.15)	CONCENTRATION OF BUSINESS AND CREDIT

CEMEX, S.A.B de C.V. sells its products primarily to distributors in the construction industry, with no specific geographic concentration within the countries in which CEMEX, S.A.B de C.V. operates. As of and for the years ended December 31, 2019, 2018 and 2017, no single customer individually accounted for a significant portion of the reported amounts of sales or in the balances of trade receivables. In addition, there is no significant concentration of a specific supplier relating to the purchase of raw materials.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2019, 2018 and 2017

(Millions of Mexican pesos)

2.16)	NEWLY ISSUED IFRS NOT YET ADOPTED

There are several amendments or new IFRS issued but not yet effective which are under analysis by the Parent Company’s management and expected to be adopted on their specific effective dates. The Parent Company’s management has preliminarily determined that these amendments and new IFRS, summarized as follows, will have no significant effect on the Parent Company’s financial position or operating results:

Standard	Main topic	Effective date

Amendments to IFRS 10, Consolidated financial statements and IAS 28	Clarifies the recognition of gains or losses in the Parent’s financial statements for the sale or contribution of assets between an investor and its associate or joint venture	Has yet to be established

Amendments to IFRS 3, Business Combination	The amended definition of a business requires the target of an acquisition to include an input and a substantive process that together significantly contribute to the ability to create outputs. The definition of the term ‘outputs’ is amended to focus on goods and services provided to customers, generating investment income and other income, and it excludes returns in the form of lower costs and other economic benefits. The amendments will likely result in more acquisitions being accounted for as asset acquisitions.	January 1, 2020

Amendments to IAS 1, Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors	The amendments use a consistent definition of materiality throughout International Financial Reporting Standards and the Conceptual Framework for Financial Reporting, clarify when information is material and incorporate some of the guidance in IAS 1 regarding immaterial information.	January 1, 2020

Amendments to IFRS 9, IAS 39 and IFRS 7 – Interest Rate Benchmark Reform	The amendments respond to the effects of Interbank Offered Rates (IBOR) reform on financial reporting and provide temporary reliefs to continue hedge accounting during the period of uncertainty before the replacement of an existing interest rate benchmark with an alternative nearly risk-free interest rate.	January 1, 2020

IFRS 17, Insurance contracts	The new Standard establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts and supersedes IFRS 4, Insurance Contracts. The Standard outlines a General Model, which is modified for insurance contracts with direct participation features, described as the Variable Fee Approach. The General Model is simplified if certain criteria are met by measuring the liability for remaining coverage using the Premium Allocation Approach.	January 1, 2021

3)	REVENUES

CEMEX, S.A.B. de C.V.’s revenues are mainly originated from the sale and distribution of cement, ready-mix concrete, aggregates and other construction materials and services. CEMEX, S.A.B. de C.V. grants credit for terms ranging from 15 to 90 days depending of the type and risk profile of each customer. For the years ended December 31, 2019, 2018 and 2017, revenues are as follows:

	2019	2018	2017
From the sale of goods with CEMEX, S.A.B. de C.V.’s principal activities	$54,498	62,444	56,854
From the sale of other goods and services	758	1,415	953

	$55,256	63,859	57,807

In addition to revenues from sales, distribution and services related to the construction, the revenues from Parent Company-only activities as of December 31, 2019, 2018 and 2017, consisted of the following:

	2019	2018	2017
Rental income	$103	72	65
License fees and administrative services	728	774	671

	$831	846	736

Under IFRS 15, some commercial practices of CEMEX, S.A.B. de C.V., in the form of certain promotions and/or discounts and rebates offered as part of the sale transaction, result in a portion of the transaction price being allocated to such commercial incentives as separate performance obligations, recognized as contract liabilities with customers, and deferred to the income statement during the period in which the incentive is exercised by the customer or until it expires.

For the years ended December 31, 2019, 2018 and 2017 changes in the balance of contract liabilities with customers are as follows:

	2019	2018	2017
Opening balance of contract liabilities with customers	$266	218	201
Increase during the period for new transactions	459	424	444
Decrease during the period for exercise or expiration of incentives	(433)	(376)	(427)

Closing balance of contract liabilities with customers	$292	266	218

For the years 2019, 2018 and 2017, CEMEX, S.A.B. de C.V. did not identify any costs required to be capitalized as contract fulfilment assets and released over the contract life according to IFRS 15.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2019, 2018 and 2017

(Millions of Mexican pesos)

4)	OPERATING EXPENSES, DEPRECIATION AND AMORTIZATION

CEMEX, S.A.B. de C.V.’s operating expenses during 2019, 2018 and 2017 by function were as follows:

	2019	2018	2017
Administrative expenses	$10,277	11,942	10,933
Selling expenses	1,896	882	845
Distribution and logistics expenses	8,187	8,795	7,526

	$20,360	21,619	19,304

Depreciation and amortization expense recognized during 2019, 2018 and 2017 are detailed as follows:

	2019	2018	2017
Depreciation and amortization expense included in cost of sales	$3,273	2,207	2,284
Depreciation and amortization expense included in operating expenses	813	26	45

	$4,086	2,233	2,329

5)	OTHER (EXPENSES) INCOME, NET

The detail of the line item “Other (expenses) income, net” in 2019, 2018 and 2017 was as follows:

	2019	2018	2017
Results from the sale of assets, net	$100	36	41
Miscellaneous fees and others	(1,053)	2	(1,432)

	$(953)	38	(1,391)

For the year ended December 31, 2019, the miscellaneous fees and others corresponded principally to the cost associated to the corporate reorganization (note 12.1). Moreover, for the year ended December 31, 2017, the miscellaneous fees and others are related to the resources paid in relation to the sale of assets in some of our subsidiaries.

6)	FINANCIAL ITEMS

6.1)	FINANCIAL EXPENSE

Financial expense in 2019, 2018 and 2017 includes $980, $942 and $1,056 of interest expense from financial obligations related to lease contracts (notes 14.2 and 16.2).

6.2)	FINANCIAL INCOME AND OTHER ITEMS, NET

For the years ended December 31, 2019, 2018 and 2017, the detail of “Financial income and other items, net” was as follows:

	2019	2018	2017
Results on the sale of associates and remeasurement of previously held interest before change in control of associates (note 12.2)	$—	(25)	3,541
Financial income	2,946	3,575	58
Results from financial instruments, net (notes 13 and 16.4)	225	798	173

	$3,171	4,348	3,772

For the period ended as of December 31, 2017, the caption Results on the sale of associates and remeasurement of previously held interest before change in control of associates, represents the gain on the sale of GCC shares (note 12.2).

7)	CASH AND CASH EQUIVALENTS

As of December 31, 2019 and 2018, cash and cash equivalents include cash and bank accounts of $4,680 and $670, respectively.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2019, 2018 and 2017

(Millions of Mexican pesos)

8)	TRADE ACCOUNTS RECEIVABLE, NET

As of December 31, 2019 and 2018, trade accounts receivable, net consisted of:

	2019	2018
Trade accounts receivable	$4,185	4,298
Allowances for expected credit losses	(319)	(317)

	$3,866	3,981

As of December 31, 2019 and 2018, trade accounts receivable include receivables of $2,066 (US$109) and $2,214 (US$113), respectively, sold under outstanding trade receivables securitization programs and/or factoring programs with recourse, established in Mexico, in which CEMEX, S.A.B. de C.V., effectively surrenders control associated with the trade accounts receivable sold and there is no guarantee or obligation to reacquire the assets; nonetheless, in such programs, CEMEX, S.A.B. de C.V., retains certain residual interest in the programs and/or maintains continuing involvement with the accounts receivable. Therefore, the trade accounts receivable sold were not removed from the statement of financial position and the amounts funded to CEMEX, S.A.B. de C.V., of $1,792 in 2019 and $1,762 in 2018, were recognized within the line item “Other financial obligations”. Trade accounts receivable qualifying for sale exclude amounts over certain days past due or concentrations over certain limits to any one customer, according to the terms of the programs. The discount granted to the acquirers of the trade accounts receivable is recorded as financial expense and amounted to $181 (US$10) in 2019, $168 (US$9) in 2018 and $93 (US$5) in 2017. CEMEX, S.A.B. de C.V.’s securitization programs are usually negotiated for periods of one to two years and are usually renewed at their maturity.

Allowances for doubtful accounts were established up to and including December 31, 2017 based on incurred loss analyses over delinquent accounts considering aging of balances, the credit history and risk profile of each customer and legal proceedings to recover accounts receivable. Beginning in 2018 such allowances are determined and recognized upon origination of the trade accounts receivable based on an expected credit loss (“ECL”). For the years ended as of December 31, 2019, 2018 and 2017, the expense related to the allowances on accounts receivable was $20, $35 and $78, respectively, which was recognized as part of operating expense.

Under this ECL model, CEMEX, S.A.B. de C.V. segments its accounts receivable in a matrix by type of client or homogeneous credit risk and days past due and determines for each segment an average rate of ECL, considering actual credit loss experience over the last 24 months and analyses of future delinquency, that is applied to the balance of the accounts receivable.

Changes for the expected credit losses in 2019, 2018 and 2017, were as follows:

	2019	2018	2017
Allowances for expected credit losses at beginning of period	$317	256	219
Adoption effects of IFRS 9 charged to retained earnings (note 2.1)	—	111	—
Corporate reorganization (note 12.1)	17	—	—
Charged to selling expenses	20	35	78
Deductions	(35)	(85)	(41)

Allowances for expected credit losses at end of period	$319	317	256

9)	OTHER ACCOUNTS RECEIVABLE

As of December 31, 2019 and 2018, the caption other accounts receivable, included the following:

	2019	2018
Other refundable taxes	$495	327
Derivative financial instruments (note 16.4)	22	9
Non-trade accounts receivable [1]	576	739

	$1,093	1,075

1	Non-trade accounts receivable are mainly attributable to the sale of assets.

10)	INVENTORIES

As of December 31, 2019 and 2018, the balances of inventories was summarized as follows:

	2019	2018
Finished goods	$746	890
Work-in-process	672	605
Raw materials	569	636
Materials and spare parts	1,343	1,816
Inventory in transit	141	236

	$3,471	4,183

For the years ended December 31, 2019 and 2018, CEMEX, S.A.B. de C.V., recognized in the income statement, inventory obsolescence of $28 and

$44, respectively.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2019, 2018 and 2017

(Millions of Mexican pesos)

11)	OTHER CURRENT ASSETS

As of December 31, 2019 and 2018, other current assets consisted of:

	2019	2018
Advance payments	$161	2
Investment available for sale	180	22

	$341	24

The increases in the balances of advance payments and investment available for sale, for the year ended as of December 31, 2019, were primarily due to the corporate reorganization mentioned in note 12.1.

12)	CORPORATE REORGANIZATION AND EQUITY ACCOUNTED INVESTEES

12.1)	CORPORATE REORGANIZATION

Effective among the participants beginning December 1, 2019, the corporate reorganization approved on November 13, 2019 was formalized, by means of which, CEMEX, S.A.B. de C.V. merged and absorbed CEMEX México, S.A. de C.V. and Empresas Tolteca de México S.A. de C.V., among other Mexican subsidiaries merged by the Parent Company as part of the aforementioned reorganization. The merge of CEMEX México, S.A. de C.V. and Empresas Tolteca de México, S.A. de C.V. was registered in the Public Registry of Commerce in Monterrey on December 12, 2019 and November 26, 2019, respectively, and both will be effective with third-parties three months after such applicable date.

The most important accounting effects in the CEMEX, S.A.B. de C.V.’s financial statements due to the corporate reorganization were as follows:

2019
Total assets	$94,336
Total liabilities	36,630
Revenues	34
Operating earnings	4
Net loss	$(4)

12.2)	EQUITY ACCOUNTED INVESTEES

As of December 31, 2019 and 2018 equity accounted investees, considering prospectively effects from the corporate reorganization described in note 12.1, include the following:

	Activity	Country	2019%	2018%	2019	2018
CEMEX México, S.A. de C.V. [1]	Cement	Mexico	100.0	100.0	$—	308,562
CEMEX Trademarks Holding Ltd. [1]	Holding	Switzerland	99.6	49.2	102,078	57,889
CEMEX Operaciones México, S.A. de C.V. [1,2]	Administrative services	Mexico	99.9	21.3	234,419	37,276
CEMEX Central, S.A. de C.V. [2]	Administrative services	Mexico	100.0	100.0	—	8,819
CAMCEM , S.A. de C.V.	Cement	Mexico	40.1	40.1	4,225	4,087
Other companies	—	—		—	20,677	659

					$361,399	417,292

Out of which:
Book value					$476,954	533,222
Changes in stockholders’ equity					$(115,555)	(115,930)

1	The increases or decreases refer primarily to the corporate reorganization mentioned in note 12.1.
2	During August 2019, CEMEX Operaciones México, S.A. de C.V. merged and absorbed CEMEX Central, S.A. de C.V.

During January and September 2017, by means of a public offering in the BMV and a definitive sale to two financial institutions, respectively, the Parent Company sold 76.5 million shares of Grupo Cementos de Chihuahua, S.A.B. de C.V. (“GCC”), 23% equity interest that was held within investments in associates. CEMEX, S.A.B. de C.V. received combined proceeds of US$377 ($7,106) and generated a combined gain on sale in 2017 of US$187 ($3,541) as part of “Financial income and other items, net” in the income statement (note 6.2). CEMEX, S.A.B. de C.V. continues to have a 20% indirect interest in GCC through Camcem, S.A. de C.V., GCC’s parent company.

During 2017, CEMEX, S.A.B. de C.V. made stockholders’ equity contributions to subsidiaries of $418. In connection with such contributions in 2017, CEMEX, S.A.B. de C.V. made a contribution to CEMEX, Inc and CEMEX Research Group AG, respectively, subsidiaries of CEMEX México, S.A. de C.V. for $407.

The combined condensed financial information presented below, refers only to CAMCEM and other minor equity accounted investees in which CEMEX, S.A.B. de C.V., possess significant influence.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2019, 2018 and 2017

(Millions of Mexican pesos)

Equity accounted investees - Continued

Combined condensed statement of financial position information of CEMEX, S.A.B. de C.V.’s equity accounted investees as of December 31, 2019 and 2018 is set forth below:

	2019	2018
Current assets	$13,110	11,424
Non-current assets	27,330	27,794

Total assets	40,440	39,218

Current liabilities	3,884	3,315
Non-current liabilities	15,517	15,998

Total liabilities	19,401	19,313

Total net assets	$21,039	19,905

Combined selected information of the income statement of CEMEX, S.A.B. de C.V.’s equity accounted investees in 2019, 2018 and 2017 is set forth below:

	2019	2018	2017
Sales	$16,900	16,967	16,243
Operating earnings	3,091	3,215	2,828
Income before income tax	1,488	972	1,107
Net income	1,004	559	659

13)	OTHER INVESTMENTS AND NON-CURRENT ACCOUNTS RECEIVABLE

As of December 31, 2019 and 2018, other investments and non-current accounts receivable included the following:

	2019	2018
Investments at fair value with changes recognized through the income statement	$99	61
Non-current portion of valuation of derivative financial instruments (note 16.4)	22	297
Investments in strategic equity securities [1]	183	177
Extraction rights	109	—
Other non-current investments [2]	1,458	1,042

	$1,871	1,577

1

This line item refers primarily to a strategic investment in CPOs of Axtel, S.A.B. de C.V. (“Axtel”). This investment is recognized at fair value through other comprehensive income, until its disposal.

2	This line item refers primarily to investments in Emission Allowances (“EUAs”). This investment is recognized at acquisition cost.

14)	PROPERTY, MACHINERY AND EQUIPMENT, NET AND ASSETS FOR THE RIGHT-OF-USE, NET

As of December 31, 2019 and 2018, property, machinery and equipment, net and assets for the right-of-use, net were summarized as follows:

	2019	2018
Property, machinery and equipment, net	$46,321	3,599
Assets for the right-of-use, net [1]	4,042	11,325

	$50,363	14,924

1	CEMEX, S.A.B de C.V. adopted IFRS 16 using the full retrospective approach as of January 1, 2017. The figures as of December 31, 2018 previously reported were re-presented.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2019, 2018 and 2017

(Millions of Mexican pesos)

14.1)	PROPERTY, MACHINERY AND EQUIPMENT, NET

As of December 31, 2019 and 2018, the property, machinery and equipment, net balances and changes for the period for such caption, are as following:

	2019
	Land and		Machinery and	Investments
	quarries	Building	equipment	in progress	Total
Cost at beginning of period	$3,118	685	1,189	24	5,016
Accumulated depreciation	—	(409)	(1,008)	—	(1,417)

Net book value at beginning of period	3,118	276	181	24	3,599
Capital expenditures	—	6	442	599	1,047
Corporate reorganization (note 12.1)	11,943	7,362	32,545	7,747	59,597
Depreciation and depletion from corporate reorganization	(909)	(2,003)	(12,795)	—	(15,707)
Disposals	—	—	(278)	(359)	(637)
Depreciation and depletion for the period	(11)	(31)	(1,225)	—	(1,267)
Foreign currency translation effects	(253)	(58)	—	—	(311)

Cost at end of period	14,808	7,995	33,898	8,011	64,712
Accumulated depreciation	(920)	(2,443)	(15,028)	—	(18,391)

Net book value at end of period	$13,888	5,552	18,870	8,011	46,321

	2018 [1]
	Land and		Machinery and	Investments in
	quarries	Building	equipment	progress	Total
Cost at beginning of period	$2,876	649	1,141	210	4,876
Accumulated depreciation	—	(404)	(949)	—	(1,353)

Net book value at beginning of period	2,876	245	192	210	3,523
Capital expenditures	97	—	313	224	634
Disposals	—	—	(330)	(410)	(740)
Depreciation for the period	—	(5)	(60)	—	(65)
Foreign currency translation effects	145	36	66	—	247

Cost at end of period	3,118	685	1,190	24	5,016
Accumulated depreciation	—	(409)	(1,009)	—	(1,417)

Net book value at end of period	$3,118	276	181	24	3,599

1	CEMEX adopted IFRS 16 using the full retrospective approach as of January 1, 2017. The figures as of December 31, 2018 and 2017 previously reported were re-presented

14.2)	ASSETS FOR THE RIGHT-OF-USE, NET

As of December 31, 2019 and 2018, consolidated assets for the right-of-use, net and the changes in this caption during 2019, 2018 and 2017, were as follows:

	2019
	Land and		Machinery and
	quarries	Buildings	equipment	Others	Total
Assets for the right-of-use at beginning of period	$—	—	21,038	—	21,038
Accumulated amortization	—	—	(9,713)	—	(9,713)

Net book value at beginning of period	—	—	11,325	—	11,325
Additions	24	80	1,775	—	1,879
Cancellations and remeasurements	—	(17)	(412)	—	(429)
Corporate reorganization – Cost	593	1,619	(17,636)	—	(15,424)
Corporate reorganization – Amortization	(8)	(710)	10,228	—	9,510
Amortization	(19)	(56)	(2,744)	—	(2,819)

Assets for the right-of-use at end of period	617	1,682	4,765	—	7,064
Accumulated amortization	(27)	(766)	(2,229)	—	(3,022)

Net book value at end of period	$590	916	2,536	—	4,042

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2019, 2018 and 2017

(Millions of Mexican pesos)

Assets for the right-of-use, net - Continued

	2018
	Land and		Machinery and
	quarries	Buildings	equipment	Others	Total	2017
Assets for the right-of-use at beginning of period	$—	—	20,075	—	20,075	19,594
Accumulated amortization	—	—	(7,545)	—	(7,545)	(5,416)

Net book value at beginning of period	—	—	12,530	—	12,530	14,178
Additions	—	—	864	—	864	673
Amortization	—	—	(2,168)	—	(2,168)	(2,129)
Foreign currency translation effects	—	—	99	—	99	(192)

Assets for the right-of-use at end of period	—	—	21,038	—	21,038	20,075
Accumulated amortization	—	—	(9,713)	—	(9,713)	(7,545)

Net book value at end of period	$—	—	11,325	—	11,325	12,530

For the year ended December 31, 2019, the combined rental expense related with short-term leases, low-value leases and variable lease payments was $35 and was recognized in cost of sales and operating expenses, as correspond. During the reported periods, CEMEX, S.A.B de C.V. did not have any material revenue from sub-leasing activities.

15)	OTHER CURRENT LIABILITIES

As of December 31, 2019 and 2018, other current liabilities are shown below:

	2019	2018
Interest payable	$1,331	1,383
Advances from customers	1,888	1,862
Taxes payable	493	712
Provisions [1]	933	346
Accounts payable and accrued expenses	1,242	841
Contract liabilities with customers (note 3)	292	266

	$6,179	5,410

1	The caption refers primarily to insurance and fees.

16)	FINANCIAL INSTRUMENTS

16.1)	SHORT-TERM AND LONG-TERM DEBT

CEMEX, S.A.B. de C.V.’s debt summarized as of December 31, 2019 and 2018, by interest rates and currencies were as follows:

	2019			2018
	Short-term	Long-term	Total [1]	Short-term	Long-term	Total [1]
Floating rate debt	$917	53,287	54,204	—	62,457	62,457
Fixed rate debt	—	94,180	94,180	570	82,193	82,763

	$917	147,467	148,384	570	144,650	145,220

Effective rate 2
Floating rate	3.7%	4.1%		—	3.5%
Fixed rate	—	5.5%		4.1%	5.5%

	2019				2018
				Effective				Effective
Currency	Short-term	Long-term	Total	rate 2	Short-term	Long-term	Total	rate 2
Dollars	$439	101,610	102,049	5.7%	570	92,641	93,211	5.8%
Euros	46	37,679	37,725	2.7%	—	43,400	43,400	3.0%
Pounds	432	8,178	8,610	3.2%	—	8,609	8,609	2.9%

	$917	147,467	148,384		570	144,650	145,220

1

As of December 31, 2019 and 2018, cumulative discounts, fees and other direct costs incurred in CEMEX, S.A.B. de C.V.’s outstanding debt borrowings and the issuance of notes payable (jointly “Issuance Costs”) for US$52 ($984) and US$43 ($836), respectively, are presented reducing debt balances and are amortized to financial expense over the maturity of the related debt instruments under the amortized cost method.

2	In 2019 and 2018, represents the weighted-average nominal interest rate of the related debt agreements determined at the end of each period.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2019, 2018 and 2017

(Millions of Mexican pesos)

Short-term and long-term debt - Continued

2019	Short-term	Long-term	2018	Short-term	Long-term
Bank loans			Bank loans
Loans in foreign countries, 2020 to 2024	$—	—	Loans in foreign countries, 2019 to 2024	$570	—
Syndicated loans, 2021 to 2024	—	54,204	Syndicated loans, 2020 to 2022	—	62,457

	—	54,204		570	62,457

Notes payable			Notes payable
Medium-term notes, 2023 to 2029	—	94,180	Medium-term notes, 2023 to 2026	—	82,193

	—	94,180		—	82,193

Total bank loans and notes payable	—	148,384	Total bank loans and notes payable	570	144,650
Current maturities	917	(917)	Current maturities	—	—

	$917	147,467		$570	144,650

Changes in debt for the years ended December 31, 2019, 2018 and 2017 were as follows:

	2019	2018	2017
Debt at beginning of year	$145,220	156,052	172,664
Proceeds from new debt instruments	61,649	47,633	82,070
Debt repayments	(52,061)	(56,518)	(94,250)
Foreign currency translation effects	(6,424)	(1,947)	(4,432)

Debt at end of year	$148,384	145,220	156,052

As of December 31, 2019 and 2018, CEMEX’s bank loans included the balances under CEMEX, S.AB. de C.V.’s facilities agreement entered into with 20 financial institutions on July 19, 2017, as amended and restated on April 2, 2019 and November 4, 2019, (the “2017 Credit Agreement”) as described below, for US$2,897 and US$3,208, respectively. The 2017 Credit Agreement is multi-currency and includes a committed revolving credit facility of US$1,135 in 2019 and in 2018.

As of December 31, 2019 and 2018, non-current notes payable for $94,180 and $82,193, respectively, are detailed as follows:

								Balances as of December 31,
Description 1, [2]	Date of issuance	Currency	Principal amount	Rate	Maturity date	Repurchased amount US$ [3]	Outstanding amount US$	2019	2018
November 2029 Notes	19/Nov/19	Dollar	1,000	5.45%	19/Nov/29	—	1,000	$18,776	—
April 2026 Notes	16/Mar/16	Dollar	1,000	7.75%	16/Apr/26	—	1,000	18,853	19,575
March 2026 Notes [3]	19/Mar/19	Euro	400	3.125%	19/Mar/26	—	449	8,441	—
March 2025 Notes	03/Mar/15	Dollar	750	6.125%	05/May/25	—	750	14,154	14,696
January 2025 Notes	11/Sep/14	Dollar	1,100	5.70%	11/Jan/25	(29)	1,071	20,219	20,994
December 2024 Notes	05/Dec/17	Euro	650	2.75%	05/Dec/24	—	729	13,737	14,572
March 2023 Notes [3]	03/Mar/15	Euro	550	4.375%	05/Mar/23	(629)	—	—	12,356

								$94,180	82,193

1

Unless otherwise indicated, all issuances are fully and unconditionally guaranteed by CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V., CEMEX Concretos, S.A. de C.V., Empresas Tolteca de México, S.A. de C.V., New Sunward Holding B.V., CEMEX España, S.A. (“CEMEX España”), CEMEX Asia B.V., CEMEX Corp., CEMEX Africa & Middle East Investments B.V., CEMEX Finance LLC, CEMEX France Gestion, (S.A.S.), CEMEX Research Group AG and CEMEX UK CEMEX México, S.A. de C.V. and Empresas Tolteca de México, S.A. de C.V. entered into a merger agreement with CEMEX, S.A.B. de C.V. (note 12.1).

2	Presented net of all outstanding notes repurchased and held by CEMEX, S.A.B de C.V.’s subsidiaries.
3	In April 2019, CEMEX, S.A.B. de C.V. used the proceeds of the March 2026 Notes to repurchase in full the March 2023 Notes.

During 2019, 2018 and 2017, as a result of the debt transactions incurred, including exchange offers and tender offers to replace and/or repurchase existing debt instruments, CEMEX, S.A.B. de C.V. paid combined premiums, fees and issuance costs for US$60 ($1,135), US$46 ($902) and US$181 ($3,550), respectively, of which US$24 ($464) in 2019, US$46 ($902) in 2018 and US$142 ($2,786) in 2017, are associated with the extinguished portion of the exchanged or repurchased debt and were recognized in the income statement in each year within “Financial expense”. In addition, US$1 ($19) in 2019, US$4 ($77) in 2018 and US$10 ($196) in 2017, were pending for amortization and were recognized in the income statement of each year as part of “Financial expense”.

Long-term debt maturities as of December 31, 2019, were as follows:

2019
2021	$11,879
2022	21,681
2023	10,045
2024	23,419
2025 and thereafter	80,443

$147,467

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2019, 2018 and 2017

(Millions of Mexican pesos)

Short-term and long-term debt - Continued

As of December 31, 2019, CEMEX, S.A.B. de C.V. had the following lines of credit, of which, the only committed portion refers to the revolving credit facility, at annual interest rates ranging between 0.75% and 8.50%, depending on the negotiated currency:

Millions of U.S. dollars	Lines of credit		Available
Other lines of credit from banks	US$	683	635
Revolving credit facility 2017 Credit Agreement		1,135	1,135

	US$	1,818	1,770

2017 Credit Agreement and 2014 Credit Agreement

On July 19, 2017, the Parent Company and certain subsidiaries entered into the 2017 Credit Agreement for an amount in different currencies equivalent to $4,050 at the origination date. The proceeds were used to refinance in full the $3,680 then outstanding under the former facilities agreements (the “2014 Credit Agreement”) and other debt repayments. All tranches under the 2017 Credit Agreement have substantially the same terms and share the same guarantors and collateral package as other secured debt obligations of CEMEX, S.A.B de C.V All tranches under the 2017 Credit Agreement amortize in five equal semi-annual payments beginning in July 2020, except for the commitments under the revolving credit which have a five-year maturity.

All tranches under the 2017 Credit Agreement have substantially the same terms, including a margin over LIBOR or EURIBOR, as applicable, of between 125 to 350 basis points, depending on the consolidated leverage ratio (as defined below in the financial covenants section) of CEMEX, S.A.B de C.V., as follows:

Consolidated leverage ratio	Applicable margin [1]
> = 5.00x	350 bps
< 5.00x > = 4.50x	300 bps
< 4.50x > = 4.00x	250 bps
< 4.00x > = 3.50x	212.5 bps
< 3.50x > = 3.00x	175 bps
< 3.00x > = 2.50x	150 bps
< 2.50x	125 bps

1

LIBOR and EURIBOR refer to the London Inter-Bank Offered Rate and the Euro Inter-Bank Offered Rate, respectively, variable rates used in international markets for debt denominated in U.S. dollars and Euros, respectively. As of December 31, 2019 and 2018, 3-Month LIBOR rate was 1.9084% and 2.8076%, respectively, meanwhile 3-Month EURIBOR rate was (0.383%) and (0.309%), respectively. The contraction “bps” means basis points. One hundred basis points equal 1%.

As part of the April 2, 2019 amendment process to the 2017 Credit Agreement, among other aspects, CEMEX, S.A.B de C.V. extended US$1,060 of maturities by three years and made certain adjustments to its consolidated financial leverage ratio, as described below in the financial covenants section, in connection with the implementation of IFRS 16 and the neutralization of any potential effect from such adoption. In addition, CEMEX, S.A.B de C.V. delayed the scheduled tightening of the consolidated financial leverage ratio limit by one year. Moreover, as a result of the November 4, 2019 amendments, among other aspects, CEMEX, S.A.B de C.V. negotiated: a) an exclusive amount of up to US$500 permitted for share buy-back; b) a new allowance for disposals of non-controlling interests in subsidiaries that are not obligors under the 2017 Credit Agreement of up to US$100 per calendar year; c) authorization to implement corporate reorganizations in Mexico, Europe and TCL; and d) modifications to the calculation and limits of the consolidated coverage ratio and the consolidated leverage ratio, as described in the Financial Covenants section below.

The balance of debt under the 2017 Credit Agreement and previously under the 2014 Credit Agreement, which debtor is CEMEX, S.A.B. de C.V., was originally guaranteed by CEMEX México, S.A. de C.V., CEMEX Concretos, S.A. de C.V., Empresas Tolteca de México, S.A. de C.V., New Sunward Holding B.V., CEMEX España, CEMEX Asia B.V., CEMEX Corp., CEMEX Africa & Middle East Investments B.V., CEMEX Finance LLC, CEMEX France Gestion, (S.A.S.), CEMEX Research Group AG and CEMEX UK. In addition, the debt under these agreements (together with all other senior capital markets debt issued or guaranteed by CEMEX, S.A.B. de C.V., and certain other preceding facilities) is also secured by a first-priority security interest in: (a) substantially all the shares of CEMEX México, S.A. de C.V., CEMEX Operaciones México, S.A. de C.V, New Sunward Holding B.V., CEMEX Trademarks Holding Ltd. and CEMEX España (the “Collateral”); and (b) all proceeds of such Collateral. CEMEX México, S.A. de C.V. and Empresas Tolteca de México, S.A. de C.V. entered into a merger agreement with CEMEX, S.A.B. de C.V. (note 12.1).

During the years 2019, 2018 and 2017, under both the 2017 Credit Agreement and the 2014 Credit Agreement, CEMEX, S.A.B de C.V. was required to: a) not exceed the aggregate amount allowed for capital expenditures of US$1,500 per year, excluding certain capital expenditures, joint venture investments and acquisitions by CHP and its subsidiaries and CLH and its subsidiaries, which had a separate aggregate limit of US$500 (or its equivalent) each; and b) not exceed the amounts allowed for permitted acquisitions and investments in joint ventures of US$400 per year. Nonetheless, such limitations did not apply if capital expenditures or acquisitions did not exceed free cash flow generation or were funded with proceeds from equity issuances or asset disposals.

In addition to the restrictions mentioned above, and subject in each case to the permitted negotiated amounts and other exceptions, CEMEX, S.A.B de C.V. is also subject to a number of negative covenants that, among other things, restrict or limit its ability to incur additional obligations, change its line of business, enter into mergers and enter into speculative derivatives transactions.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2019, 2018 and 2017

(Millions of Mexican pesos)

2017 Credit Agreement and 2014 Credit Agreement - Continued

Certain covenants and restrictions, such as the capital expenditure restrictions and several negative covenants, including restrictions on CEMEX, S.A.B. de C.V.’s ability to declare or pay cash dividends and distributions to shareholders, among others, shall cease to apply or become less restrictive if CEMEX, S.A.B. de C.V. so elects upon CEMEX, S.A.B. de C.V.’s Leverage Ratio (as defined hereinafter) for the two most recently completed quarterly testing periods being less than or equal to 3.75 times and no default under the 2017 Credit Agreement is continuing. CEMEX, S.A.B. de C.V. cannot assure that it will be able to meet the conditions for these restrictions to cease to apply prior to the final maturity date under the 2017 Credit Agreement. In addition, the 2017 Credit Agreement, and previously the 2014 Credit Agreement, contains events of default, some of which may occur and are outside of CEMEX, S.A.B. de C.V.’s control such as expropriation, sequestration and availability of foreign exchange.

As of December 31, 2019 and 2018, CEMEX, S.A.B de C.V. was in compliance with such limitations and restrictions contained in the 2017 Credit Agreement. CEMEX, S.A.B de C.V. cannot assure that in the future it will be able to comply with such restrictive covenants and limitations. CEMEX, S.A.B de C.V.’s failure to comply with such covenants and limitations could result in an event of default, which could materially and adversely affect CEMEX, S.A.B de C.V.’s business and financial condition.

Financial Covenants

The 2017 Credit Agreement requires CEMEX, S.A.B de C.V. to comply with financial ratios, which mainly include: a) the consolidated ratio of debt to Operating EBITDA (the “Leverage Ratio”); and b) the consolidated ratio of Operating EBITDA to interest expense (the “Coverage Ratio”). These financial ratios are calculated using the consolidated amounts under IFRS.

After the November 4, 2019 amendments, which modified the calculation of the Leverage Ratio and increased temporarily certain limits, CEMEX, S.A.B de C.V. must comply with a Coverage Ratio and a Leverage Ratio for each period of four consecutive quarters. For the Coverage Ratio, the limit should equal or greater than 2.50 times from December 31, 2019 through September 30, 2022 and equal or greater than 2.75 times for each subsequent reference period. The limits for the Leverage Ratio are as follows:

Period	Leverage Ratio
For the period ending on December 31, 2019 up to and including the period ending on March 31, 2021	< = 5.25
For the period ending on June 30, 2021 up to and including the period ending on September 30, 2021	< = 5.00
For the period ending on December 31, 2021 up to and including the period ending on September 30, 2022	< = 4.75
For the period ending on December 31, 2022 up to and including the period ending on March 31, 2023	< = 4.50
For the period ending on June 30, 2023 and each subsequent reference period	< = 4.25

Leverage Ratio: After the November 4, 2019 amendments mentioned above, is calculated by dividing “Funded Debt” by pro forma Operating EBITDA for the last twelve months as of the calculation date including the adoption of IFRS 16. Funded Debt equals debt, as reported in the statement of financial position, net of cash and cash equivalents, excluding components of liability of convertible subordinated notes, plus lease liabilities, perpetual debentures and guarantees, plus or minus the fair value of derivative financial instruments, as applicable, among other adjustments for business acquisitions or disposals. Before the November 4, 2019 amendments, the calculation of Funded Debt did not include cash and cash equivalents and obligations under lease contracts.

Pro forma Operating EBITDA represents, Operating EBITDA for the last twelve months as of the calculation date, after IFRS 16 effects, plus the portion of Operating EBITDA referring to such twelve-month period of any significant acquisition made in the period before its consolidation in CEMEX, minus Operating EBITDA referring to such twelve-month period of any significant disposal that had already been liquidated.

Coverage ratio: is calculated by dividing pro forma Operating EBITDA by the financial expense for the last twelve months as of the calculation date, both including IFRS 16 effects. Financial expense includes coupons accrued on the perpetual debentures.

For the compliance periods ended as of December 31, 2019, 2018 and 2017, under the 2017 Credit Agreement and the 2014 Credit Agreement, as applicable, the main consolidated financial ratios were as follows:

		Consolidated financial ratios
		2019	2018 [1]	2017 [1]
Leverage ratio	Limit	<=5.25	< = 4.75	< = 5.25
	Calculation	4.17	3.84	3.85
Coverage ratio	Limit	>=2.50	> = 2.50	> = 2.50
	Calculation	3.86	4.41	3.46

1

Refers to the compliance limits and calculations that were effective according to the outstanding conditions on such dates, before the April 2, 2019 amendments, the November 4, 2019 amendments and the adoption of IFRS 16 in the financial statements.

CEMEX, S.A.B de C.V.’s ability to comply with these ratios may be affected by economic conditions and volatility in foreign exchange rates, as well as by overall conditions in the financial and capital markets.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2019, 2018 and 2017

(Millions of Mexican pesos)

Coverage ratio - Continued

CEMEX, S.A.B de C.V. will classify all of its outstanding debt as current debt if: 1) as of any measurement date CEMEX, S.A.B de C.V. fails to comply with the aforementioned financial ratios; or 2) the cross default clause that is part of the 2017 Credit Agreement is triggered by the provisions contained therein; 3) as of any date prior to a subsequent measurement date CEMEX, S.A.B de C.V. expects not to be in compliance with such financial ratios in the absence of: a) amendments and/or waivers covering the next succeeding 12 months; b) high probability that the violation will be cured during any agreed upon remediation period and be sustained for the next succeeding 12 months; and/or c) an agreement to refinance the relevant debt on a long-term basis. As a result of such classification of debt as short-term for noncompliance with the agreed upon financial ratios or, in such event, the absence of a waiver of compliance or a negotiation thereof, after certain procedures upon CEMEX, S.A.B de C.V.’s lenders’ request, they would call for the acceleration of payments due under the 2017 Credit Agreement. That scenario would have a material adverse effect on CEMEX, S.A.B de C.V.’s operating results, liquidity or financial position.

16.2)	OTHER FINANCIAL OBLIGATIONS

Other financial obligations in the statement of financial position of CEMEX, S.A.B. de C.V. as of December 31, 2019 and 2018, are as follows:

	2019			2018
	Short-term	Long-term	Total	Short-term	Long-term	Total
I. Leases	$891	2,599	3,490	$284	1,051	1,335
II. Liabilities secured with accounts receivable	1,762	—	1,762	1,762	—	1,762
III. Convertible subordinated notes due 2020	9,835	—	9,835	—	10,097	10,097
IV. Mandatorily convertible securities due 2019	—	—		374	—	374

	$12,488	2,599	15,087	$2,420	11,148	13,568

I.	Leases (notes 2.1, 2.5, 2.8 and 14.2)

CEMEX, S.A.B de C.V. has several operating and administrative assets under lease contracts (note 14.2). As mentioned in note 2.1, beginning January 1, 2019, CEMEX, S.A.B de C.V. applied IFRS 16 using the full retrospective approach and re-presented the amounts of prior periods. CEMEX, S.A.B de C.V. applies the recognition exemption for short-term leases and leases of low-value assets. Changes in the balance of lease financial liabilities during 2019, 2018 and 2017 were as follows:

	2019	2018	2017
Lease financial liability at beginning of year	$1,335	847	386
Additions from new leases	1,879	864	673
Reductions from payments	(527)	(376)	(216)
Corporate reorganization (note 12.1)	795	—	—
Foreign currency translation and accretion effects	8	—	4

Lease financial liability at end of year	$3,490	1,335	847

As of December 31, 2019, the maturities of lease financial liabilities were as follows:

Total
2020	$891
2021	809
2022	346
2023	252
2024 and thereafter	301

$2,599

Total cash outflows for leases in 2019, 2018 and 2017 were $656, $463 and $283, respectively. Future payments associated with these contracts are presented in notes 17.2 and 20.4.

II.	Liabilities secured with accounts receivable

As mentioned in note 8, the funded amounts of sale of trade accounts receivable under securitization programs and/or factoring programs with recourse, are recognized in “Other financial obligations” in the statement of financial position.

III.	Optional convertible subordinated notes due 2020

During 2015, the Parent Company issued US$521 aggregate principal amount of 3.72% optional convertible subordinated notes due in March 2020 (the “2020 Convertible Notes”) as a result of exchanges or settlements of other convertible notes. The 2020 Convertible Notes, which are subordinated to all of CEMEX, S.A.B de C.V.’s liabilities and commitments, are convertible into a fixed number of the Parent Company’s ADSs at any time at the holder’s election and are subject to antidilution adjustments. The value of the conversion option as of the issuance date which amounted to US$12 ($199) was recognized in other equity reserves. As of December 31, 2019 and 2018, the conversion price per ADS for the 2020 Convertible Notes was $10.73 and $11.01 dollars, respectively. After antidilution adjustments, the conversion rate for the 2020 Convertible Notes as of December 31, 2019 and 2018 was 93.2334 and 90.8592 ADS per each 1 thousand dollars principal amount of such notes.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2019, 2018 and 2017

(Millions of Mexican pesos)

IV.	Mandatorily convertible securities due in 2019

In December 2009, the Parent Company exchanged debt into US$315 principal amount of 10% mandatorily convertible securities denominated in pesos with maturity in November 2019. On November 28, 2019, the securities expired and were converted into 236 million CPOs at a conversion price in pesos equivalent to US$$0.8937 per CPO.

16.3)	FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial assets and liabilities

The book values of cash, trade receivables, other accounts receivable, trade payables, other accounts payable and accrued expenses, as well as short-term debt, approximate their corresponding estimated fair values due to the revolving nature of these financial assets and liabilities in the short-term.

The estimated fair value of CEMEX, S.A.B de C.V.´s long-term debt is level 2 and is either based on estimated market prices for such or similar instruments, considering interest rates currently available for CEMEX, S.A.B de C.V. to negotiate debt with the same maturities, or determined by discounting future cash flows using market-based interest rates currently available to CEMEX, S.A.B de C.V.

The fair values determined by CEMEX, S.A.B de C.V. for its derivative financial instruments are level 2. There is no direct measure for the risk of CEMEX, S.A.B de C.V. or its counterparties in connection with such instruments. Therefore, the risk factors applied for CEMEX, S.A.B de C.V.’s assets and liabilities originated by the valuation of such derivatives were extrapolated from publicly available risk discounts for other public debt instruments of CEMEX, S.A.B de C.V. or of its counterparties.

The estimated fair value of derivative instruments fluctuates over time and is determined by measuring the effect of future relevant economic variables according to the yield curves shown in the market as of the reporting date. These values should be analyzed in relation to the fair values of the underlying transactions and as part of CEMEX, S.A.B de C.V.’s overall exposure to fluctuations in interest rates and foreign exchange rates. The notional amounts of derivative instruments do not represent amounts of cash exchanged by the parties, and consequently, there is no direct measure of CEMEX, S.A.B de C.V.’s exposure to the use of these derivatives. The amounts exchanged are determined on the basis of the notional amounts and other terms included in the derivative instruments.

As of December 31, 2019 and 2018, the carrying amounts of non-current financial assets and liabilities and their respective fair values were as follows:

	2019		2018
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Investments available-for-sale (note 11)	$180	180	$22	22
Derivative financial instruments (note 13	22	22	297	297

	$202	202	$319	319

Financial liabilities
Long-term debt (note 16.1)	$147,467	153,722	$144,650	173,306
Other financial obligations (note 16.2)	2,599	2,909	11,194	12,661
Derivative financial instruments (note 16.4)	870	870	406	406
Long-term accounts payable with related parties (note 17.1)	33	31	10,083	8,078

	$150,969	157,532	$166,333	194,451

16.4)	DERIVATIVE FINANCIAL INSTRUMENTS

During the reported periods, in compliance with the guidelines established by its Risk Management Committee, the restrictions set forth by its debt agreements and its hedging strategy (note 16.5), CEMEX, S.A.B de C.V. held derivative instruments, with the objectives of, as the case may be: a) changing the risk profile or securing the price of fuels and electric energy; b) foreign exchange hedging; c) hedging forecasted transactions; and d) other corporate purposes.

As of December 31, 2019 and 2018, the notional amounts and fair values of CEMEX, S.A.B. de C.V.’s derivative instruments were as follows:

			2019		2018
			Notional amount	Fair value	Notional amount	Fair value
I.	Net investment hedge	US$	1,154	(67)	1,249	2
II.	Interest rate swaps		1,000	(35)	1,126	(8)
III.	Equity forwards on third party shares		74	1	111	2
IV.	Fuel price hedging		96	1	122	(14)

		US$	2,324	(100)	2,608	(18)

The caption “Financial income and other items, net” in the income statement includes gains and losses related to the recognition of changes in fair values of the derivative financial instruments during the applicable period, which represented net losses of US$1 ($19) in 2019, net gains of US$39 ($751) in 2018 and net gains of US$9 ($161) in 2017.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2019, 2018 and 2017

(Millions of Mexican pesos)

I.	Net investment hedge

As of December 31, 2019 and 2018, there are Dollar / Mexican peso foreign exchange forward contracts under a program that started at around $1,250, which notional can be adjusted in relation to hedged risks, with monthly revolving settlement dates from 1 to 24 months. The average life of these contracts is approximately one year. For accounting purposes under IFRS, CEMEX, S.A.B. de C.V. has designated this program as a hedge of CEMEX, S.A.B. de C.V.’s net investment in Mexican pesos, pursuant to which changes in fair market value of these instruments are recognized as part of other comprehensive income in equity. For the years 2019, 2018 and 2017, these contracts generated losses of US$126 ($2,438), US$59 ($1,157) and gains of US$6 ($110), respectively, which partially offset currency translation results in each year recognized in equity generated from CEMEX, S.A.B. de C.V.’s net assets denominated in Mexican pesos due to the appreciation of the peso in 2019 and 2018 and the depreciation of the peso in 2017.

II.	Interest rate swap contracts

As of December 31, 2019 and 2018, CEMEX, S.A.B. de C.V. held interest rate swaps for a notional amount of US$1,000 the fair value of which represented a liability of US$35 ($662) and US$19 ($373), respectively, negotiated in June 2018 to fix interest payments of existing bank loans bearing floating rates. The contracts mature in June 2023. For accounting purposes under IFRS, CEMEX, S.A.B. de C.V. designated these contracts as cash flow hedges, pursuant to which, changes in fair value are initially recognized as part of other comprehensive income in equity and are subsequently allocated through financial expense as interest expense on the related bank loans is accrued. For the years ended in 2019 and 2018, changes in fair value of these contracts generated losses of US$26 ($503) and US$19 ($364), respectively, recognized in other comprehensive income.

As of December 31, 2018, CEMEX, S.A.B. de C.V. had an interest rate swap maturing in September 2022 associated with an agreement entered by CEMEX, S.A.B. de C.V. for the acquisition of electric energy in Mexico, the fair value of which represented assets of US$11 ($216). Pursuant to this instrument, during the tenure of the swap and based on its notional amount, CEMEX, S.A.B. de C.V. receives fixed rate of 5.4% and pays LIBOR. Changes in the fair value of this interest rate swap generated losses of US$6 ($114) in 2018 and US$6 ($114) in 2017, recognized in the income statement for each period. During 2019, CEMEX, S.A.B. de C.V. unwound and settled its interest rate swap.

III.	Equity forwards on third party shares

As of December 31, 2019 and 2018, CEMEX, S.A.B. de C.V. maintained equity forward contracts with cash settlement in March 2021 and March 2020, respectively, over the price of 13.9 million shares of GCC in 2019 and 20.9 million in 2018, in connection with the sale of CEMEX, S.A.B. de C.V.’s remaining GCC shares in September 2017. During 2019 and 2018, CEMEX, S.A.B. de C.V. early settled a portion of these contracts for 6.9 and 10.6 million shares, respectively. Changes in the fair value of these instruments and early settlement effects generated gains of US$2 ($39) in 2019, gains of US$26 ($436) in 2018 and losses of US$24 ($463) in 2017 recognized within “Financial income and other items, net” in the income statement.

IV.	Fuel price hedging

As of December 31, 2019 and 2018, CEMEX, S.A.B. de C.V. maintained forward and options contracts negotiated to hedge the price of certain fuels, including diesel and gas, as solid fuel, in some of CEMEX, S.A.B. de C.V.’s subsidiaries for several operations for aggregate notional amounts of US$96 ($1,816) and US$122 ($2,398), respectively, with an estimated aggregate fair value representing assets of US$1 ($19) in 2019 and liabilities of US$14 ($275) in 2018. By means of these contracts, for its own consumption only, CEMEX, S.A.B. de C.V. fixed the price of these fuels over certain volumes representing a portion of the estimated consumption of such fuels in several operations. These contracts have been designated as cash flow hedges in some of CEMEX, S.A.B. de C.V.’s subsidiaries of diesel, gas or coal consumption, and as such, in the financial statements of its subsidiaries changes in fair value are recognized temporarily through other comprehensive income and are recognized in operating expenses as the related fuel volumes are consumed. For the years 2019, 2018 and 2017, changes in fair value of these contracts recognized in other comprehensive income of CEMEX, S.A.B. de C.V.’s subsidiaries represented gains of US$15 ($290), losses of US$35 ($697) and gains of US$4 ($76), respectively. For these derivative financial instruments CEMEX, S.A.B. de C.V. only acts as a financial intermediary for its subsidiaries, for such reason the accounting effects for CEMEX, S.A.B. de C.V. in other comprehensive income are nullified.

16.5)	RISK MANAGEMENT

Enterprise risks may arise from any of the following situations: i) the potential change in the value of assets owned or reasonably anticipated to be owned, ii) the potential change in value of liabilities incurred or reasonably anticipated to be incurred, iii) the potential change in value of services provided, purchased or reasonably anticipated to be provided or purchased in the ordinary course of business, iv) the potential change in the value of assets, services, inputs, products or commodities owned, produced, manufactured, processed, merchandised, leased or sold or reasonably anticipated to be owned, produced, manufactured, processed, merchandised, leased or sold in the ordinary course of business, or v) any potential change in the value arising from interest rate or foreign exchange rate exposures arising from current or anticipated assets or liabilities.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2019, 2018 and 2017

(Millions of Mexican pesos)

Risk management - Continued

In the ordinary course of business, CEMEX, S.A.B. de C.V. is exposed to commodities risk, including the exposure from inputs such as fuel, coal, petcoke, fly-ash, gypsum and other industrial materials which are commonly used by CEMEX, S.A.B. de C.V. in the production process, and expose CEMEX, S.A.B. de C.V. to variations in prices of the underlying commodities. To manage this and other risks, such as credit risk, interest rate risk, foreign exchange risk, equity risk and liquidity risk, considering the guidelines set forth by the Board of Directors, which represent CEMEX, S.A.B. de C.V.’s risk management framework and that are supervised by several Committees, CEMEX, S.A.B. de C.V.’s management establishes specific policies that determine strategies oriented to obtain natural hedges to the extent possible, such as avoiding customer concentration in a determined market or aligning the currencies portfolio in which CEMEX, S.A.B. de C.V. incurred its debt with those in which CEMEX, S.A.B. de C.V. generates its cash flows.

As of December 31, 2019 and 2018, these strategies are sometimes complemented with the use of derivative financial instruments as mentioned in note 16.4, such as the commodity forward contracts on fuels negotiated to fix the price of these underlying commodities.

The primary risk categories are mentioned below.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates which only affect CEMEX, S.A.B. de C.V.’s results if the fixed rate long-term debt is measured at fair value. All of our fixed-rate long-term debt is carried at amortized cost and therefore is not subject to interest rate risk. CEMEX, S.A.B. de C.V.’s accounting exposure to the risk of changes in market interest rates relates primarily to its long-term debt obligations with floating interest rates which, if such rates were to increase, may adversely affect its financing cost and the results for the period.

Nonetheless, it is not economically efficient to concentrate in fixed rates at a high point when the interest rates market expects a downward trend. There is an opportunity cost in paying a determined fixed interest rate for remaining long periods of time when the market rates have decreased and the entity may obtain improved interest rate conditions through a new loan or debt issuance. CEMEX, S.A.B. de C.V. manages its interest rate risk by balancing its exposure to fixed and variable rates while attempting to reduce its interest costs. In addition, when the interest rate on a debt instrument has become relatively high as compared to current market rates, CEMEX, S.A.B. de C.V. will renegotiate the terms or repurchase the debt, to the extent the net present value of the expected future benefits from the interest rate reduction would exceed the incentives that would have to be paid in such renegotiation or repurchase of debt.

As of December 31, 2019 and 2018, 36% and 43% of the long-term debt of CEMEX, S.A.B. de C.V. bears floating rates at a weighted average interest rate of LIBOR plus 252 basis points and 242 basis points, respectively. As of December 31, 2019 and 2018, if interest rates at that date had been 0.5% higher, with all other variables held constant, the net income of CEMEX, S.A.B. de C.V. for 2019 and for 2018 would have decreased by US$16 ($311) and US$18 ($348), as a result of higher interest expense on variable rate denominated debt. This analysis does not include the interest rate swaps held in 2019 and 2018.

Foreign currency risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. CEMEX, S.A.B. de C.V.’s exposure to the risk of changes in foreign exchange rates relates primarily to its financing activities. As of December 31, 2019, 69% of the financial debt was Dollar-denominated, 25% was Euro-denominated, and 6% was Pound-denominated; therefore, CEMEX, S.A.B. de C.V. had a foreign currency exposure arising from the Dollar-denominated financial debt, the Euro-denominated financial debt and the Pound-denominated financial debt, versus the currency in which CEMEX, S.A.B. de C.V.’s revenues are settled. CEMEX, S.A.B. de C.V. cannot guarantee that it will generate sufficient revenues in Dollars, Euro and Pounds from its operations to service these obligations. As of December 31, 2019 and 2018, CEMEX, S.A.B. de C.V. had not implemented any derivative financial instrument hedging strategy to address this risk. Nonetheless, CEMEX, S.A.B. de C.V. may enter into derivative financing hedging strategies in the future if either of its debt portfolio currency mix, interest rate mix, market conditions and/or expectations change.

Monetary position by currency

As of December 31, 2019 and 2018, the net monetary assets (liabilities) by currency are as follows:

	2019	2018
Short-term:
Monetary assets	$10,953	7,474
Monetary liabilities	(95,335)	(92,278)

Net monetary liabilities	$(84,382)	(84,804)

Long-term:
Monetary assets	$1,876	1,619
Monetary liabilities	(152,508)	(168,237)

Net monetary liabilities	$(150,632)	(166,618)

Out of which:
Dollars	(151,056)	(151,150)
Pesos	(37,268)	(47,774)
Euros	(38,078)	(43,886)
Pounds	(8,612)	(8,612)

	$(235,014)	(251,422)

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2019, 2018 and 2017

(Millions of Mexican pesos)

Credit risk

Credit risk is the risk of financial loss faced by CEMEX, S.A.B. de C.V. if a customer or counterpart of a financial instrument does not meet its contractual obligations and originates mainly from trade accounts receivable. As of December 31, 2019 and 2018, the maximum exposure to credit risk is represented by the balance of financial assets. Management has developed policies for the authorization of credit to customers. The accounting exposure to credit risk is monitored constantly according to the payment behavior of the debtors. Credit is assigned on a customer-by-customer basis and is subject to assessments which consider the customers’ payment capacity, as well as past behavior regarding due dates, balances past due and delinquent accounts. In cases deemed necessary, CEMEX, S.A.B. de C.V.’s management requires guarantees from its customers and financial counterparties with regard to financial assets.

The Company’s management has established a policy of low risk tolerance which analyzes the creditworthiness of each new client individually before offering the general conditions of payment terms and delivery. The review includes external ratings, when references are available, and in some cases bank references. Thresholds of purchase limits are established for each client, which represent the maximum purchase amounts that require different levels of approval. Customers that do not meet the levels of solvency requirements imposed by CEMEX, S.A.B. de C.V. can only carry out transactions by paying cash in advance. As of December 31, 2019, considering CEMEX, S.A.B. de C.V.’s best estimate of potential expected losses based on the ECL model developed by CEMEX, S.A.B. de C.V. (note 8), the allowance for expected credit losses was $319.

The aging of trade accounts receivable as of December 31, 2019 is as follows:

2019
Neither past due, nor impaired portfolio	$3,425
Past due less than 90 days portfolio	260
Past due more than 90 days portfolio	500

$4,185

Liquidity risk

Liquidity risk is the risk that CEMEX, S.A.B. de C.V. will not have sufficient funds available to meet its obligations. In addition to cash flows provided by its operating activities, in order to meet CEMEX, S.A.B. de C.V.’s overall liquidity needs for operations, servicing debt and funding capital expenditures and acquisitions, CEMEX, S.A.B. de C.V. relies on cost-cutting and operating improvements to optimize capacity utilization and maximize profitability, as well as borrowing under credit facilities, proceeds of debt and equity offerings, and proceeds from asset sales. CEMEX, S.A.B. de C.V. is exposed to risks from changes in foreign currency exchange rates, prices and currency controls, interest rates, inflation, governmental spending, social instability and other political, economic and/or social developments, any one of which may materially affect CEMEX, S.A.B. de C.V.’s results and reduce cash from operations. The maturities of CEMEX, S.A.B. de C.V.’s contractual obligations are included in note 20.4.

As of December 31, 2019, current liabilities, which included $13,405 of current maturities of debt and other financial obligations, exceed current assets by $80,911. For the year ended December 31, 2019, CEMEX, S.A.B. de C.V. generated net cash flows provided by operating activities before financial expenses and income taxes of $20,173. The Company’s management considers that CEMEX, S.A.B. de C.V. will generate sufficient cash flows from operations in the following twelve months. In addition, CEMEX, S.A.B. de C.V. has committed available lines of credit under its 2017 Credit Agreement, which includes the revolving credit facility for a combined amount of US$1,135. This as well as CEMEX, S.A.B. de C.V.’s proven capacity to continually refinance and replace its short-term obligations, will enable CEMEX, S.A.B. de C.V. to meet any liquidity risk in the short term.

As of December 31, 2019, in connection with the current liabilities with related parties, of $66,715, refer primarily to Lomez International. B.V. and CEMEX Operaciones México, S.A. of C.V. (note 17.1), CEMEX, S.A.B. de C.V. has proven successful in refinancing such liabilities.

Equity risk

Equity risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in the market price of CEMEX, S.A.B. de C.V.’s and/or third party’s shares. As described in note 16.4, considering specific objectives, CEMEX, S.A.B. de C.V. has entered into equity forward contracts on third-party shares, as well as capped calls based on the price of CEMEX, S.A.B. de C.V.’s own ADSs. Under these equity derivative instruments, there is a direct relationship between the change in the fair value of the derivative and the change in price of the underlying share. All changes in fair value of such derivative instruments are recognized in the income statement as part of “Financial income and other items, net.” Until December 31, 2016, a significant decrease in the market price of CEMEX, S.A.B. de C.V.’s ADSs would negatively affect CEMEX, S.A.B. de C.V.’s liquidity and financial position. During 2017, all outstanding capped calls based on the price of CEMEX, S.A.B. de C.V.´s own ADSs were early settled.

As of December 31, 2019 and 2018, the potential change in the fair value of CEMEX, S.A.B. de C.V.’s forward contracts in GCC shares that would result from a hypothetical, instantaneous decrease of 10% in the market price of GCC shares in dollars, with all other variables held constant, CEMEX, S.A.B. de C.V.’s net income would have been reduced by US$7 ($135) in 2019 and US$11 ($210) in 2018, as a result of additional negative changes in fair value associated with these forward contracts. A 10% hypothetical increase in the price of GCC shares would have generated approximately the opposite effect.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2019, 2018 and 2017

(Millions of Mexican pesos)

17)	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

17.1)	ACCOUNTS RECEIVABLE AND PAYABLE WITH RELATED PARTIES

Balances and transactions between CEMEX, S.A.B. de C.V. and its subsidiaries and equity accounted investees result primarily from: (i) businesses and operational activities in Mexico; (ii) the acquisition or sale of shares of subsidiaries within the group; (iii) billing of administrative services, rents, rights to use brands and commercial names, royalties and other services rendered between affiliated companies; and (iv) loans with subsidiaries and equity accounted investees. Transactions with subsidiaries and equity accounted investees are conducted at arm’s length. When market prices and/or market conditions are not readily available, CEMEX, S.A.B. de C.V. conducts transfer pricing studies to assure compliance with regulations applicable to transactions between related parties.

In relation to the transactions mentioned above, as of December 31, 2019 and 2018, the primary accounts receivable and payable with related parties, are the following:

	Assets		Liabilities [2]
2019	Short-term	Long-term	Short-term	Long-term
Lomez International B.V. [1]	$—	—	36,968	—
CEMEX Operaciones México, S.A. de C.V.	—	—	11,702	—
Especialistas en Corredores Viales, S.A. de C.V.	446	—	—	—
Reservas Ecológicas Sustentables de la Laguna, S.A. de C.V.	163	—	—	—
CEMEX Vivienda, S.A. de C.V.	115	—	—	—
CEMEX Internacional, S.A. de C.V.	—	—	2,740	—
CEMEX Transporte, S.A. de C.V.	—	—	1,421	32
CEMEX Concretos S.A. de C.V.	—	—	9,212	1
Otras	249	5	4,672	—

	$973	5	66,715	33

	Assets		Liabilities [2]
2018	Short-term	Long-term	Short-term	Long-term
Lomez International B.V. [1]	$—	—	41,467	—
CEMEX Operaciones México, S.A. de C.V.	—	—	524	—
CEMEX Concretos, S.A. de C.V.	775	—	—	9
CEMEX México, S.A. de C.V. [3]	—	—	31,409	9,296
CEMEX Central, S.A. de C.V.	—	—	941	—
Transenergy, Inc.	—	—	475	—
TEG Energía, S.A. de C.V.	—	—	—	209
Proveedora Mexicana de Materiales, S.A. de C.V.	223	—	—	—
Others	726	42	414	569

	$1,724	42	75,230	10,083

1

On March 1, 2018, New Sunward Holding, B.V. (“NSH”) granted to Lomez International, B.V., the loans that had been granted by NSH to CEMEX, S.A.B. of C.V. The conditions of such credits and loans were not affected by the referred assignment.

2	Includes IFRS 16 adoption with respect to related parties (note 2.1).
3

The short-term liability balance with CEMEX México, S.A. de C.V. as of December 31, 2018, corresponds to the revolving credit facility for $29,588. CEMEX México, S.A. de C.V. was part of the corporate reorganization mentioned in note 12.1. Once that the merger was formalized, CEMEX, S.A.B. de C.V. eliminated all financial assets and liabilities balances with related parties.

17.2)	PRINCIPAL OPERATIONS WITH RELATED PARTIES

The principal operations of CEMEX, S.A.B. de C.V. with related parties for the years ended December 31, 2019, 2018 and 2017, were as follows:

	2019	2018	2017
Revenues:
Net sales	$5,703	6,213	4,704
Rental income (note 3)	103	72	65
License fees (note 3)	728	774	671
Cost of sales and operating expenses:
Raw material and other production cost	2,433	3,973	5,831
Management service expenses	7,371	7,963	4,758
Lease expense (note 14.2)	3,361	2,019	1,990
Financing cost (income):
Financial expenses	3,695	3,111	2,429
Financial income and other items, net	2,902	3,545	37

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2019, 2018 and 2017

(Millions of Mexican pesos)

Principal operations with related parties - Continued

As of December 31, 2019 and 2018, CEMEX, S.A.B. de C.V. had the following contractual obligations with related parties:

(Millions of U.S. dollars)		2019						2018
		Less than 1	1-3	3-5	More than
Obligations		year	Years	Years	5 Years	Total		Total
Finance leases with related parties [1]	US	$7	1	—	—	8	US	$607

		$132	19	—	—	151		$11,928

1	The amounts represent nominal cash flows.

For the years ended December 31, 2019, 2018 and 2017, in the ordinary course of business, CEMEX, S.A.B. de C.V. has entered into transactions with related parties for the sale and/or purchase of products, sale and/or purchase of services or the lease of assets, all of which are not significant for CEMEX, S.A.B. de C.V. and to the best of CEMEX, S.A.B. de C.V.’s knowledge are not significant to the related party, are incurred for non-significant amounts for CEMEX, S.A.B. de C.V. and are executed under market terms and conditions following the same commercial principles and authorizations applied to unrelated third parties. These identified transactions, as applicable, are approved at least annually by CEMEX, S.A.B. de C.V.’s Board of Directors. For CEMEX, S.A.B. de C.V., none of these transactions are sufficiently material to be disclosed separately.

18)	INCOME TAXES

18.1)	INCOME TAXES FOR THE PERIOD

The amounts of income tax (expense) benefit in the income statements for 2019, 2018 and 2017 are summarized as follows:

	2019	2018	2017
Current income tax (expense) benefit	$(63)	10	(295)
Deferred income tax (expense) benefit	(508)	124	1,489

	$(571)	134	1,194

As of December 31, 2019, tax loss and tax credit carryforwards expire as follows:

		Amount of
	Amount of	unrecognized
	carryforwards	carryforwards
2025 and thereafter	$49,510	49,510

In December 2013, the Mexican Congress approved amendments to the income tax law effective January 1, 2014, which eliminated the tax consolidation regime. A period of up to 10 years was established for the settlement of any liability for income taxes related to the tax consolidation regime accrued until December 31, 2013, amount which considering the rules issued for the elimination of the tax consolidation regime amounted to $24,804. As of December 31, 2019 and 2018, considering payments made during these years net of inflation adjustments, CEMEX, S.A.B. de C.V. reduced the balance payable to $1,009 and $1,571, respectively.

18.2)	DEFERRED INCOME TAXES

The effect of deferred income taxes for the period represents the difference between the income tax balances at the beginning and end of the period. As of December 31, 2019 and 2018 the temporary differences that generated the deferred income tax assets and liabilities of CEMEX, S.A.B. de C.V. are presented below:

	2019	2018
Deferred tax assets:
Allowances for expected credit losses	$96	95
Provisions	375	190
Advances from customers	891	818
Accounts payable to related parties	153	3,629
Convertible securities	—	64
Advance payments	—	21
Right-of-use (note 14.2)	765	371
Derivative financial instruments	1,016	58

Total deferred tax assets	3,296	5,246

Deferred tax liabilities:
Land and buildings	(5,942)	(454)
Assets for the right-of-use (note 14.2)	(1,212)	(3,415)
Derivative financial instruments	—	(44)
Convertible securities	(7)	—
Advance payments	(18)	—

Total deferred tax liabilities	(7,179)	(3,913)

Net deferred tax (liabilities) assets	$(3,883)	1,333

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2019, 2018 and 2017

(Millions of Mexican pesos)

Deferred income taxes - Continued

CEMEX, S.A.B. de C.V. does not recognize a deferred tax liability for the undistributed earnings generated by its subsidiaries, considering that such undistributed earnings are expected to be reinvested and not generate taxable income in the foreseeable future. In addition, for the year ended December 31, 2019, CEMEX, S.A.B. de C.V. recognized an income tax benefit within other comprehensive income in stockholders’ equity of $703 related to the net investment hedge (note 16.4) and $33 related to the adoption of IFRS 9 on January 1, 2018.

18.3)	RECONCILIATION OF EFFECTIVE INCOME TAX RATE

For the years ended December 31, 2019, 2018 and 2017, the effective income tax rates were as follows:

	2019	2018	2017
Net income before income tax	$3,483	10,108	13,655
Income tax	(571)	134	1,194

Effective income tax rate [1]	(16.4%)	1.3%	8.7%

1	The average effective tax rate equals the net amount of income tax benefit or expense divided by net income before income taxes, as these line items are reported in the income statement.

The effects of inflation are recognized differently for tax purposes and for book purposes. This situation, which creates differences between book and tax bases, gives rise to permanent differences between the enacted tax rate and the effective rate shown in the income statement of CEMEX, S.A.B. de C.V.

As of December 31, 2019, 2018 and 2017, these differences were as follows:

	2019		2018		2017
	%	$	%	$	%	$
Enacted income tax rate	(30.0)	(1,045)	(30.0)	(3,032)	(30.0)	(4,096)
Inflation adjustments	(57.9)	(2,015)	(33.7)	(3,404)	(34.8)	(4,755)
Non-deductible and other items	71.5	2,489	65.0	6,570	73.5	10,045

Effective tax rate and tax (expense) benefit	(16.4)	(571)	1.3	134	8.7	1,194

Income tax (expense) benefit for the year, includes changes during the period related to deferred tax assets originated by tax loss carryforwards.

19)	STOCKHOLDERS’ EQUITY

As of December 31, 2019 and 2018, stockholders’ equity excludes investments in CPOs of the Parent Company held by subsidiaries of $151 (US$8) (20,541,277 CPOs) and $194 (US$10) (20,541,277 CPOs), respectively, which were eliminated within “Other equity reserves.”

19.1)	COMMON STOCK AND ADDITIONAL PAID-IN CAPITAL

As of December 31, 2019 and 2018, common stock and additional paid-in capital was as follows:

	2019	2018
Common stock	$4,172	4,171
Additional paid-in capital	144,081	141,151

	$148,253	145,322

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2019, 2018 and 2017

(Millions of Mexican pesos)

Common stock and additional paid-in capital - Continued

As of December 31, 2019 and 2018, the common stock of CEMEX, S.A.B. de C.V. was represented as follows:

	2019		2018
Shares [1]	Series A [2]	Series B [2]	Series A [2]	Series B [2]
Subscribed and paid shares	30,214,262,692	15,107,131,346	30,002,628,318	15,001,314,159
Unissued shares authorized for executives’ stock compensation programs	881,442,830	440,721,415	936,375,524	468,187,762
Repurchased shares [3]	315,400,000	157,700,000	307,207,506	153,603,753
Shares that guarantee/guaranteed the issuance of convertible securities [4]	2,842,339,760	1,421,169,880	4,529,603,200	2,264,801,600
Shares authorized for the issuance of stock or convertible securities [5]	302,144,720	151,072,360	302,144,720	151,072,360

	34,555,590,002	17,277,795,001	36,077,959,268	18,038,979,634

1

As of December 31, 2019 and 2018, 13,068,000,000 shares correspond to the fixed portion, and 38,765,385,003 shares as of December 31, 2019 and 41,048,938,902 shares as of December 31, 2018, correspond to the variable portion.

2

Series “A” or Mexican shares must represent at least 64% of CEMEX, S.A.B. de C.V.’s capital stock; Series “B” or free subscription shares must represent at most 36% of CEMEX, S.A.B. de C.V.’s common stock.

3	Shares repurchased under the share repurchase program authorized by the Company’s shareholders.
4

Refers to those shares that guarantee the conversion of outstanding convertible securities, of both, voluntary in 2019 and voluntary and mandatorily in 2018 and those that are leftover from the mandatory conversion that took place in November 2019 (note 16.2).

5	Shares authorized for issuance in a public offering or private placement and/or by issuance of new convertible securities.

On March 28, 2019, stockholders at the annual ordinary shareholders’ meeting approved: (i) a cash dividend of US$150 ($2,911). The dividend was paid in two installments, the first installment, for half of the dividend was paid on June 17, 2019 at the rate of US$0.001663 per share and the second installment for the remainder of the dividend was paid on December 17, 2019 at the rate of US$0.001654 per share; (ii) the acquisition of own shares of up to US$500 or its equivalent in Mexican pesos, as the maximum amount of resources that through fiscal year 2019, and until the next ordinary annual shareholder’s meeting is held, CEMEX, S.A.B. de C.V. may be used for the acquisition of its own shares or securities that represent such shares; (iii) a decrease of CEMEX, S.A.B. de C.V.’s share capital, in its variable part for the amount of US$0.2826, through the cancellation of approximately 2 billion ordinary, registered and without par-value, treasury shares; (iv) a decrease of CEMEX, S.A.B. de C.V.’s share capital, in its variable part for the amount in pesos equivalent to US$0.0670 by the cancellation of approximately 461 million ordinary, registered and without par-value, treasury shares; (v) the increase of CEMEX, S.A.B de C.V.’s share capital in its variable part in the amount of US$22 thousands, through the issuance of 150 million ordinary shares. The subscription of shares representing the capital increase was made at a theoretical value of US$0.000143 dollars per share, and if applicable plus a premium defined by the Board of Directors. As of December 31, 2019, under the 2019 repurchase program, CEMEX, S.A.B. de C.V. has repurchased 157.7 million CEMEX, S.A.B. de C.V. CPOs, at a weighted-average price in pesos equivalent to US$0.3164 dollars per CPO. The total amount of these CPO repurchases, excluding value-added tax, was US$50 ($989).

On April 5, 2018, stockholders at the annual ordinary shareholders’ meeting approved: (i) a resolution to increase the variable common stock by issuing up to 750 million shares (250 million CPOs), which will be kept in the Parent Company’s treasury and used to be subscribed and paid pursuant to the terms and conditions of CEMEX, S.A.B de C.V.’s long-term compensation stock program, and (ii) the amount of a reserve of up to US$500 or its equivalent in pesos for the year ending December 31, 2018 and until the next ordinary annual shareholders meeting to be held in 2019 for purposes of a Parent Company’s share repurchase program. On April 5, 2018, stockholders at the extraordinary shareholders’ meeting approved a resolution to increase the variable common stock by issuing up to 453 million shares (151 million CPOs), which will be kept in the Parent Company’s treasury for their subscription by means of issuance in a public offer or private placement and/or by issuance of new convertible securities. This authorization expires on April 4, 2023. As of December 31, 2018, under the 2018 repurchase program, CEMEX, S.A.B. de C.V. had repurchased 153.6 million CEMEX, S.A.B. de C.V. CPOs, at a weighted-average price in pesos equivalent to US$0.4883 dollars per CPO. The total amount of these CPO repurchases, excluding value-added tax, was US$75 ($1,520). These CPOs were cancelled during 2019 by resolution of the ordinary shareholders’ meeting on March 28, 2019.

On March 30, 2017, stockholders at the annual ordinary shareholders’ meeting approved resolutions to: (i) increase the variable common stock through the capitalization of retained earnings by issuing up to 1,687 million shares (562 million CPOs), which shares were issued, representing an increase in additional paid-in capital of $9,459; and (ii) increase the variable common stock by issuing up to 258 million shares (86 million CPOs), which will be kept in the Parent Company’s treasury to be used to preserve the anti-dilutive rights of note holders pursuant CEMEX, S.A.B de C.V.’s convertible securities (note 16.2).

In connection with the long-term executive share-based compensation programs in 2019, 2018 and 2017, CEMEX, S.A.B. de C.V. issued 27.4 million CPOs, 49.3 million CPOs and 53.2 million, respectively, generating an additional paid-in capital of $324 in 2019, $668 in 2018 and $791 in 2017 associated with the fair value of the compensation received by executives.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2019, 2018 and 2017

(Millions of Mexican pesos)

19.2)	RETAINED EARNINGS

CEMEX, S.A.B. de C.V.’s net income for the year is subject to a 5% allocation toward a legal reserve until such reserve equals one fifth of the equity represented by the common stock. As of December 31, 2019, 2018 and 2017, the legal reserve amounted to $1,804.

20)	COMMITMENTS

20.1)	GUARANTEES

As of December 31, 2019 and 2018, CEMEX, S.A.B. de C.V., had guaranteed loans of certain subsidiaries for US$1,134 ($21,453) and US$1,493 ($29,331), respectively.

20.2)	PLEDGED ASSET

CEMEX, S.A.B. de C.V. transferred to a guarantee trust the shares of its main subsidiaries, including, among others, CEMEX México, S.A. de C.V., New Sunward Holding B.V. and CEMEX España, S.A., and entered into pledge agreements in order to secure payment obligations under the 2017 Credit Agreement (formerly under the 2014 Credit Agreement and the Facilities Agreement) and other debt instruments entered into prior and after the date of these agreements (note 16.1).

As of December 31, 2019 and 2018, there are no liabilities secured by property, machinery and equipment.

20.3)	OTHER COMMITMENTS

On October 24, 2018, CEMEX, S.A.B. de C.V. entered into an energy financial hedge agreement in Mexico, commencing October 1, 2019 and for a period of 20 years. Through the aforementioned contract, the Company fixed the megawatt-hour cost over an electric energy volume of 400 thousand megawatts per year, through the payment of US$25.375 price per megawatt hour of electric power in exchange for a market price. The committed price to pay will increase 1.5% annually. The differential between the agreed price and the market price is settled monthly. CEMEX, S.A.B. de C.V. considers this agreement as a hedge for a portion of its aggregate consumption of electric energy in Mexico and recognizes the result of the exchange of price differentials described previously in the income statement as a part of the cost of energy. During 2019, the Company received US$1.1 ($21). CEMEX, S.A.B. de C.V. does not record this agreement at fair value due to the fact that there is not a deep market for electric power in Mexico that would effectively allow for its valuation.

On April 28, 2017, CEMEX, S.A.B. de C.V. concluded the sale of its assets and activities related to the ready-mix concrete pumping business in Mexico to Cementos Españoles de Bombeo, S. de R.L., subsidiary in Mexico of Pumping Team S.L.L. (“Pumping Team”), specialist in the supply of ready-mix concrete pumping services based in Spain, for an aggregate price of $1,649, which included the sale of fixed assets for $309, plus administrative and client and market development services, as well as the lease of facilities in Mexico that CEMEX, S.A.B. de C.V. will supply to Pumping Team over a period of ten years with the possibility to extend for three additional years, for an aggregate initial amount of $1,340, which are recognized each period as services are rendered. There is the possibility of a contingent revenue or expense subject to results for up to $557 linked to annual metrics beginning in the first year and up to the fifth year of the agreement. For the contingent revenue agreement, the contingent revenue is calculated for a twelve-month period commencing May of each year. CEMEX, S.A.B. de C.V. project an expense of $138 for the period 2019-2020 and recognized an income of $12 for 2018-2019 period and $25 for 2017-2018 period.

20.4)	CONTRACTUAL OBLIGATIONS

As of December 31, 2019 and 2018, CEMEX, S.A.B. de C.V. had the following contractual obligations are as follows:

(Millions of U.S. dollars)		2019
		Less than 1	1-3	3-5	More than
Obligations		year	Years	Years	5 Years	Total
Long-term debt	US	$48	1,787	1,791	4,269	7,895
Leases [1]		54	100	35	19	208
Convertible notes [2]		523	—	—	—	523

Total debt and other financial obligations		625	1,887	1,826	4,288	8,626
Short-term and low-value assets rentals [4]		1	—	—	—	1
Interest payments on debt [4]		383	701	597	465	2,146

Total contractual obligations	US	$1,009	2,588	2,423	4,753	10,773

		$19,090	48,965	45,843	89,927	203,825

1

Represent nominal cash flows. As of December 31, 2019, the NPV of future payments under such leases was $190, of which, $93 refers to payments from 1 to 3 years and $30 refer to payments from 3 to 5 years.

2	Refers to the components of liability of the convertible notes described in note 16.2 and assumes repayment at maturity and no conversion of the notes.
3

The schedule of debt payments, which includes current maturities, does not consider the effect of any refinancing of debt that may occur during the following years. In the past, CEMEX, S.A.B de C.V. has replaced its long-term obligations for others of a similar nature.

4

The amounts represent nominal cash flows. Refers to the estimated rental payments under short-term lease contracts and assets of low value. These contracts are not recognized as assets for the right-of-use and other financial obligations considering the exemption adopted by CEMEX, S.A.B. de C.V.

5	Estimated cash flows on floating rate denominated debt were determined using the floating interest rates in effect as of December 31, 2019 and 2018.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2019, 2018 and 2017

(Millions of Mexican pesos)

21)	CONTINGENCIES

CEMEX, S.A.B. de C.V. is involved in various legal proceedings, which have not required the recognition of accruals, considering that the probability of loss is less than probable or remote. In certain cases, a negative resolution may represent a decrease in future revenues, an increase in operating costs or a loss. Nonetheless, until all stages in the procedures are exhausted in each proceeding, CEMEX, S.A.B. de C.V. cannot assure the achievement of a final favorable resolution. As of December 31, 2019, the most significant events with a determinable potential loss, the disclosure of which would not impair the outcome of the relevant proceeding, were as follows:

•

On March 16, 2018, a putative securities class action complaint was filed against the Parent Company and one of our members of the board of directors whom is also officer (the CEO) and other officer (the CFO) in the U.S. District Court for the Southern District of New York, on behalf of investors who purchased or otherwise acquired Parent Company’s securities between August 14, 2014 to March 13, 2018, inclusive. The complaint alleged violations are based in that press releases and filings to the United States Securities and Exchange Commission (“SEC”) that included materially false and misleading statements in connection with alleged misconduct relating to the Maceo Project and the potential regulatory or criminal actions that might arise as a result of such deficiencies. On July 12, 2019, the Judge granted CEMEX, S.A.B. de C.V.’s motion to dismiss the action but permitted plaintiffs an opportunity to re-plead. On August 1, 2019, plaintiffs filed an amended complaint, based on the same alleged violations, but changing the relevant class period that now starts on April 23, 2015 (before it was August 14, 2014) and including CLH as defendant in addition to CEMEX, S.A.B de C.V. All of the defendants moved to dismiss the action on September 5, 2019 and the plaintiffs filed an apposition brief on October 11, 2019 which was replied by the defendants on November 1, 2019. As of December 31, 2019, CEMEX, S.A.B. de C.V. is not able to assess the likelihood of an adverse result considering the current status and preliminary nature of this lawsuit, or if a final adverse result in this lawsuit would have a material adverse effect on the Parent Company’s results of operations, liquidity or financial position.

•

In December 2016, the Parent Company received subpoenas from the SEC seeking information to determine whether there have been any violations of the U.S. Foreign Corrupt Practices Act stemming from the Maceo project. These subpoenas do not mean that the SEC has concluded that the Parent Company or any of its affiliates violated the law. The Parent Company has been cooperating with the SEC and intends to continue cooperating fully with the SEC. The DOJ also opened an investigation into this matter. In this regard, on March 12, 2018, the DOJ issued a grand jury subpoena to the Parent Company relating to its operations in Colombia and other jurisdictions. The Parent Company intends to cooperate fully with the SEC, the DOJ and any other investigatory entity. As of December 31, 2019, the Parent Company is unable to predict the duration, scope, or outcome of either the SEC investigation or the DOJ investigation, or any other investigation that may arise, or, because of the current status of the SEC investigation and the preliminary nature of the DOJ investigation, the potential sanctions which could be borne by the Parent Company, or if such sanctions, if any, would have a material adverse impact on CEMEX, S.A.B. de C.V. results of operations, liquidity or financial position.

In addition, as of December 31, 2019, CEMEX, S.A.B. de C.V. is involved in various legal proceedings of minor impact that have arisen in the ordinary course of business. These proceedings involve: 1) product warranty claims; 2) claims for environmental damages; 3) indemnification claims relating to acquisitions or divestitures; 4) claims to revoke permits and/or concessions; and 5) other diverse civil, administrative, commercial and lawless actions. CEMEX, S.A.B. de C.V. considers that in those instances in which obligations have been incurred, CEMEX, S.A.B. de C.V. has accrued adequate provisions to cover the related risks. CEMEX, S.A.B. de C.V. believes these matters will be resolved without any significant effect on its business, financial position or results of operations. In addition, in relation to certain ongoing legal proceedings, CEMEX, S.A.B. de C.V. is sometimes able to make and disclose reasonable estimates of the expected loss or range of possible loss, as well as disclose any provision accrued for such loss, but for a limited number of ongoing legal proceedings, CEMEX, S.A.B. de C.V. may not be able to make a reasonable estimate of the expected loss or range of possible loss or may be able to do so but believes that disclosure of such information on a case-by-case basis would seriously prejudice CEMEX, S.A.B. de C.V.’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, CEMEX, S.A.B. de C.V. has disclosed qualitative information with respect to the nature and characteristics of the contingency but has not disclosed the estimate of the range of potential loss.

22)	SUBSEQUENT EVENTS

On January 13, 2020, CEMEX Internacional, S.A. de C.V., one of CEMEX, S.A.B. de C.V.’s subsidiaries, decreed to grant dividends to its shareholders for an amount of $2,670 to be distributed among the 187.25 million shares, corresponding to a dividend of $14.25901 pesos per share. CEMEX, S.A.B. de C.V. owns 99.99% of the shares of CEMEX Internacional, S.A. de C.V.

KPMG Cárdenas Dosal, S.C. Manuel Àvila Camacho 176 P1, Reforma Social, Miguel Hidalgo, C.P. 11650, México, D.F. Teléfono: +01 (55) 5246 8300 kpmg.com.mx

Independent auditors’ report

To the Board of Directors and Stockholders

CEMEX, S.A.B. de C.V.

Opinion

We have audited the separate financial statements of CEMEX, S.A.B. de C.V. (“the Company”), which comprise the separate statements of financial position as at December 31, 2019 and 2018, the separate income statements, statements of comprehensive (loss) income, changes in stockholders’ equity and cash flows for the years ended December 31, 2019, 2018 and 2017, and notes, comprising significant accounting policies and other explanatory information.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the unconsolidated financial position of the Company as at December 31, 2019 and 2018, and its unconsolidated financial performance and its unconsolidated cash flows for the years ended December 31, 2019, 2018 and 2017 in accordance with International Financial Reporting Standards (IFRS).

Basis for Opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Separate Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Mexico, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the separate financial statements of the current period. These matters were addressed in the context of our audit of the separate financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

“D.R.” © 2016 KPMG Cárdenas Dosal, S.C., la firma mexicana miembro de la red de firmas miembro de KPMG afiliadas a KPMG International Cooperative (“KPMG International”),

una entidad suiza. Impreso en México. Todos los derechos reservados.

Aguascalientes, Ags.	Hermosillo, Son.	Puebla, Pue.
Cancún, Q. Roo.	León, Gto.	Querétaro, Qro.
Ciudad Juárez, Chih.	Mérida, Yuc.	Reynosa, Tamps.
Culiacán, Sin.	Mexicali, B.C.	Saltillo, Coah.
Chihuahua, Chih.	México, D.F.	San Luis Potosi, S.L.P.
Guadalajara, Jal.	Monterrey, N.L.	Tijuana, B.C.

Valuation of the carrying amount of equity accounted investees
The key audit matter	How the matter was addressed in our audit

As discussed in note 12 to the separate financial statements, the balance of equity accounted investees as of December 31, 2019 was $361 million Mexican pesos, which represented 84% of the total assets of the Company at such date.

We identified the valuation of the carrying amount of equity accounted investees as a key audit matter due to the judgment involved in the determination of impairment.

The primary procedures we performed to address this key audit matter included the following:

We have audited the consolidated financial statements of the Company and issued our audit opinion thereon on this same date. When performing the audit of the consolidated financial statements we evaluated the analysis of goodwill impairment of the subsidiaries of the Company where we identified a higher risk related to goodwill impairment. We used such analysis to assess if there are triggering events that could be indicative of impairment in the equity accounted investees from a separate financial statement perspective, and if the conclusions of the Company in this regard are appropriate.

Responsibilities of Management and Those Charged with Governance for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separate financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Separate Financial Statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, then we are required to draw attention in our auditors’ report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group to express an opinion on the separate financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the separate financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

/s/ Joaquín Alejandro Aguilera Dávila
C.P.C. Joaquín Alejandro Aguilera Dávila

KPMG Cárdenas Dosal, S.C.

Monterrey, N.L.

February 5, 2020